                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Companhia Vale do Rio Doce
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                              CUSIP No. 204412 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Ricardo Carvalho Giambroni
                       Praia de Botafogo 501 - 4 no. andar
                          Rio de Janeiro - RJ 22250-040
                Telephone: (5521) 3870-1191 Fax: (5521) 3870-1219
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Litel Participacoes S.A.
                    CNPJ (Brazilian Federal Taxpayer's Register) no. 00.743.065/0001-27

--------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b) X

--------------------------------------------------------------------------------

               3.   SEC Use Only

--------------------------------------------------------------------------------

               4.   Source of Funds (See Instructions)
                    OO

--------------------------------------------------------------------------------

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    Not applicable

--------------------------------------------------------------------------------

               6.   Citizenship or Place of Organization

                    Federative Republic of Brazil

                         Sole Voting Power.
                         Litel, jointly with its controlled company Litela
                         Participacoes S.A. (Litel holds 99.99% of Litela's
                         total capital), holds an indirect equity participation
                         in CVRD through Valepar. Litel holds 52,663,766 Valepar
                         common shares (equivalent to 49% of Valepar's voting
                         capital) and, directly and through Litela, holds
                         23,238,638 Valepar preferred shares (equivalent to 100%
                         Valepar's non-voting capital).
                         Valepar directly holds 130,715,711 CVRD common shares,
                         equivalent to 52.29% of CVRD's voting capital.
                         Therefore, Litel's indirect equity participation in
                         CVRD may be described as follows:
                         . Litel indirectly holds (through Valepar) 69,258,590
                         CVRD
                    7.   common shares, equivalent to 27.71% of CVRD's
Number of                voting capital;
Shares                   . Litel indirectly holds (through Litela which holds
Beneficially             Valepar shares) 6,643,814 CVRD common shares,
Owned by                 equivalent to 2.66% of CVRD's voting capital;
Each                     . Thus, Litel indirectly holds (through Valepar and/or
Reporting                Litela) 75,902,404 CVRD common shares, equivalent to
Person With              30.36% of CVRD's voting capital.

                         In determining the ratio between CVRD common shares and Valepar shares, we have not make any distinction between Valepar common and preferred shares of stock, as the latter are convertible into the former.

--------------------------------------------------------------------------------

                    8.   Shared Voting Power
                         Equivalent to 52.3% of total voting capital
                         (Shareholders' Agreement of Valepar)

--------------------------------------------------------------------------------

                    9.   Sole Dispositive Power
                         Equivalent to 30.36% of total voting capital

--------------------------------------------------------------------------------

                    10.  Shared Dispositive Power
                         Equivalent to 52.3% of total voting capital
                         (Shareholders' Agreement of Valepar)

--------------------------------------------------------------------------------

               11.  Aggregate Amount Beneficially Owned by Each Reporting
                    Person
                    75,902,404 common shares

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    Not applicable

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11) 30.36% of total voting capital

--------------------------------------------------------------------------------

               14.  Type of Reporting Person (See Instructions)
                    CO

--------------------------------------------------------------------------------

Item 1. Security and Issuer

Common Shares issued by Companhia Vale do Rio Doce, with principal offices at Av. Graca Aranha no. 26, Rio de Janeiro - RJ, Brazil, 20005-900 (herein after referred to as "Issuer").

Item 2. Identity and Background

Litel Participacoes S.A. ("Litel") is a holding company whose shareholders are the following pension funds: Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ ("Previ"), Fundacao Petrobras de Seguridade Social ("Petros"), Fundacao dos Economiarios Federais ("Funcef") and Fundacao Cesp ("Funcesp"), organized to hold an indirect equity participation in Issuer. It is duly organized under the laws of Brazil, with principal offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, 231, 10 no. andar.

Item 3. Source and Amount of Funds or Other Consideration

In 1997, Litel acquired a direct participation representing 10.1% of Valepar voting shares (representing 6.5% of the Issuer's total voting capital), and a participation of 24.7% in Valepar S.A. ("Valepar"), a company created for the purpose of holding a voting interest in Issuer.

On March 15, 2001, Litel purchased Valepar common shares held by Companhia Siderurgica Nacional (the "CSN Transaction"), increasing its indirect participation in Valepar from 24.7% to 41.7%. The direct participation of Litel in Issuer remained unaltered after the completion of the CSN Transaction.

On March 20, 2002, Issuer issued American Depository Receipts in the U.S. securities market.

On December 26, 2002, Valepar incorporated the direct participation held by Litel in Issuer through a capital increase of Valepar. As a result, Litel received Valepar shares in exchange for its Issuer shares, increasing its participation in Valepar to 52% of the voting shares. The result of such transaction was an increase of 10% in the participation of Valepar in Issuer. Litel converted approximately 4% of Valepar voting shares into non-voting convertible shares in order to comply with a provision in the bylaws of Valepar which restricts the participation of a sole shareholder to 49% of the voting shares.

On March 7, 2003, Litel and Bradespar S.A., through controlled companies, Litela Paticipacoes, S.A., and Millennium Security Holdings Corp., respectively, acquired 12,187,500 Valepar shares held by Sweet River Investments Ltd. This ownership interest represents 10.1% of Valepar voting shares, and 9.3% of its total capital. Litela acquired 6,643,814 common shares, joining the controlling group of Valepar in adherence with Valepar Shareholders' Agreement. The 6,643,814 common shares acquired by Litel/Litela have been also converted into non-voting convertible shares in order to comply with a provision in the bylaws of Valepar which restricts the participation of a sole shareholder to 49% of the voting shares. Litel, which was already part of such controlling group, became holder of a direct and indirect participation corresponding to 58.1% of Valepar's total capital stock.

Item 4. Purpose of Transaction

The participation of Litel in the capital stock of Issuer (both directly and indirectly) is part of Litel's investment strategy to join the controlling group of Issuer. At the present time, Litel does not intend to acquire or sell additional Valepar or Issuer shares.

Item 5. Interest in Securities of the Issuer

(a)

number of shares: 75,902,404*
percentage of shares: 30.36% *

* The number and percentage of shares above mentioned refer to indirect participation only, as Litel does not hold direct participation in Issuer.

The controlling shareholder of Issuer is Valepar, which holds 52.3% of Issuer voting shares.

Litel holds a 58.1% direct and indirect participation in Valepar's total capital, corresponding to 49% of its voting shares. Previ holds 78.4% of Litel's voting and total capital, and Petros, Funcef and Funcesp jointly hold the remaining 21.6%. Therefore, Previ, Petros, Funcef and Funcesp jointly and indirectly hold 30.36% of Issuer's voting shares, through their participation in Litel.

(b)

Sole power to vote: please refer to Item 5 (a) above.

In accordance with the Shareholders' Agreement of Valepar, Litel's shared voting power corresponds to 130,715,711 common shares.

Entities with which the voting power is shared:

     (i) Eletron S.A., with principle offices at Av. Brigadeiro Faria Lima n. 3064, 6 no. andar, Sao Paulo, SP, Brazil, the main business of which is to hold interest in other companies as a partner or shareholder.

     (ii) Bradespar S.A., with principle offices at Av. Brigadeiro Faria Lima n. 3064, 6 no. andar, Sao Paulo, SP, Brazil, the main business of which is to hold interest in other companies as a partner or shareholder.

     (iii) Bradesplan S.A., with principle offices at Av. Brigadeiro Faria Lima
          n. 3064, 6 no. andar, Sao Paulo, SP, Brazil, the main business of which is to hold interest in other companies as a partner or shareholder.

     (iv) Millenium Security Holdings Corp., with principle offices at Citco Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands, the main business of which is to hold interest in other companies as a partner or shareholder.

     (v) Clube de Investimento Dos Empregados da Vale, with principle offices at Av. Graca Aranha, 26, 2 no. andar - sala 201 (parte), Rio de Janeiro, RJ, Brazil, the main business of which is to hold interest in other companies as a partner or shareholder.

     (vi) BNDES Participacoes S.A. - BNDESPAR, with principle offices at Av. Republica do Chile n. 100, 18 no. andar, Brasilia, DF, Brazil, the main business of which is to hold interest in other companies as a partner or shareholder.

(c) Not applicable

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shareholders' Agreement of Valepar sets forth the rules regarding the shares issued by Valepar, such as: restriction on the transfer and subscription of shares, rights of first refusal, tag and drag along rights, restrictions on voting rights, appointment of directors and officers.

Item 7. Material to Be Filed as Exhibits

Shareholders' Agreement of Valepar and amendments thereto (Portuguese version and English translation).

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

                               September 11, 2003
--------------------------------------------------------------------------------
Signature
               /s/ Ivan Luiz Modesto Schara       /s/ Ricardo Carvalho Giambroni
--------------------------------------------------------------------------------
Name/Title         Ivan Luiz Modesto Schara           Ricardo Carvalho Giambroni
                           Director                            Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Anexo 11 no Acordo de Investimento entre Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI. Fundacao Petrobras de Seguridade Social - PETROS, Fundacao CESP, Fundacao dos Economiarios Federais - FUNCEF, Companhia Siderurgica Nacional e NationsBank Corporation, de abril de 1997

                            INSTRUMENTO PARTICULAR DE
                      ACORDO DE ACIONISTAS DA VALEPAR S.A.

Assinam este instrumento:

I. LITEL PARTICIPACOES S.A., sociedade anonima, devidamente organizada e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Avenida Presidente Wilson, 231, 10 no. andar, parte, inscrita no CGC/MF sob o no. 00.743.065/0001-27, por seus representantes abaixo assinados ("SPE Fundacoes");

II. CSN STEEL CORP., sociedade devidamente organizada e validamente existente de acordo com as leis das Ilhas Cayman, com sede em Ugland House, PO Box 309, George Town, Cayman, Ilhas Cayman, British West Indies, por seus representantes abaixo assinados ("SPE CSN");

III. SWEET RIVER INVESTMENTS, LTD., sociedade devidamente organizada e validamente existente de acordo com as leis das Ilhas Cayman, com sede em Ugland House, PO Box 309, George Town, Cayman, Ilhas Cayman, British West Indies, por seus representantes abaixo assinados ("SPE Nations"),

(SPE Fundacoes, SPE CSN e SPE Nations, individualmente referidas como "Parte conjuntamente referidas como "Partes"),

Como Intervenientes:

IV. VALEPAR S.A., sociedade anonima, devidamente organizada e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Rua Lauro Muller, 116, 36 no. andar, parte, inscrita no Cadastro Geral de Contribuintes do Ministerio da Fazenda sob o no. 01.772.413/0001-57 por seus representantes abaixo assinados, doravante simplesmente referida como "Companhia" ;

V. COMPANHIA SIDERURGICA NACIONAL, sociedade anonima, devidamente organizada e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Cidade do Rio de Janeiro Estado do Rio de Janeiro, na Rua Lauro Muller no. 116, 36 no. andar, inscrita no CGC/MF sob o no. 33.042.730/0001-57, por seus representantes abaixo assinados, na qualidade de acionista titular da totalidade das acoes ordinarias do capital social da SPE CSN, doravante simplesmente referida como "CSN"; e

VI. NATIONSBANK CORPORATION, sociedade anonima, devidamente organizada e validamente existente de acordo com as leis do Estado da Carolina do Norte, Estados Unidos da America, com sede em 100 North Tryon St., Charlotte, North Carolina, Estados Unidos da America, integrante do grupo de controle da SPE Nations, atraves de sua subsidiaria Blue Ridge Investments L.L.C., por seus representantes abaixo assinados, doravante simplesmente referida como "NationsBank";

CONSIDERANDO QUE:

As Partes detem a totalidade das acoes em que se divide o capital social da Companhia;

A Companhia pretende adquirir atraves do leilao de Privatizacao ("Leilao') da Companhia Vale do Rio Doce ("CVRD") acoes ordinarias representativas do capital social da CVRD;

Para a integralizacao de outras acoes ordinarias de emissao da Companhia, alem das adquiridas pela SPE Fundacoes por subscricao de acoes ordinarias integralizadas em moeda corrente nacional, a SPE Fundacoes ira conferir ao capital social da Companhia acoes ordinarias representativas de aproximadamente 10,03 % do capital ordinario da CVRD;

Se vitoriosa no Leilao e com a integralizacao referida no considerando anterior, a Companhia ira tornar-se titular de acoes ordinarias representativas do capital social da CVRD que a colocarao na posicao de acionista controladora da CVRD;

Pretendem as Partes desde logo regular seus respectivos direitos e obrigacoes decorrentes da sua condicao de titulares da totalidade do capital social da Companhia e, como tal, responsaveis pela eleicao dos administradores da Companhia e por sua orientacao para o fim de exercer o poder de controle em assembleias gerais e reunioes do conselho de administracao da CVRD;

As Partes tem conhecimento de todas as regras e condicoes estabelecidas no Edital no. PND-A-01/97/CVRD ("Edital"), assim como de todas as regulamentacoes aplicaveis, nao constando qualquer impedimento que venha a restringir a participacao de qualquer uma das Partes no presente instrumento,

As Partes desde ja admitem a possibilidade de o clube de investimentos dos empregados da CVRD ("INVESTVALE") e/ou o BNDES Participacoes S.A. ("BNDESPAR") virem a participar do capital da Companhia, conforme previsto no Edital;

As Partes firmarao acordo de acionistas conforme o modelo constante do Anexo I do Edital, cujas clausulas e condicoes, naquilo que conflitarem e/ou colidirem com as disposicoes deste instrumento, prevalecerao para todos os efeitos de direito;

Um dos objetivos das Partes e o de buscar uma administracao compartilhada para a CVRD, observando o devido respeito aos direitos de cada uma das Partes, uma vez que todas, individualmente, sao minoritarias como acionistas da Companhia; e,

As Partes desejam regular determinados aspectos de suas relacoes como acionistas ordinarios da Companhia, conforme autoriza o artigo 118 da Lei no. 6.404, de
15 de dezembro de 1976;

                                    RESOLVEM

firmar o presente Acordo de Acionistas, que se rege pelas seguintes clausulas e condicoes, e cuja eficacia e condicionada a que a Companhia seja vencedora do Leilao, hipotese em que este Acordo passara a vigorar na data em que a SPE Fundacoes integralizar o aumento de capital social da Companhia com o estoque de acoes ordinarias de emissao da CVRD por ela detidas, o que devera ocorrer no maximo ate a vespera da data da Liquidacao Financeira:

CLAUSULA I - DEFINICOES

1.1 Sem prejuizo de outras definicoes constantes neste Acordo, as seguintes expressoes terao o significado que lhes e a seguir atribuido:

     (a) "Acoes Ordinarias Afetadas" significa todas as acoes ordinarias de emissao da Companhia pertencentes, na data da eficacia deste Acordo, a qualquer Parte, e incluira, ainda, novas acoes ordinarias provenientes de desdobramentos, bonificacoes, fusoes, cisoes, incorporacoes, subscricoes ou que, de qualquer outra forma, sejam atribuidas as Partes em virtude da propriedade das Acoes Ordinarias Afetadas detidas na data da eficacia deste Acordo e a ele sujeitas;

     (b)  "Acordo" significa o presente instrumento;

     (c) "Assembleia Geral" ou "Assembleias Gerais", conforme o caso, significa, respectivamente, a assembleia geral ou assembleias gerais de acionistas da Companhia;

     (d) "Afiliada" ou "Afiliadas" significa, conforme o caso, com relacao a qualquer Parte, qualquer pessoa fisica, pessoa juridica, ou ainda fundo de investimento, condominio, carteira de titulos ou outra forma de organizacao, residente ou com sede no Brasil ou no exterior: (i) que seja, direta ou indiretamente, controlada por tal Parte; (ii) que controle, direta ou indiretamente, tal Parte, inclusive por meio de acordo de acionistas; (iii) que seja, direta ou indiretamente, controlada por qualquer pessoa que controle, direta ou indiretamente, tal Parte; (iv) na qual o controlador de tal Parte tenha, direta ou indiretamente, uma participacao societaria igual ou superior a 35% (trinta e cinco por cento) do capital social; (v) na qual tal Parte tenha, direta ou indiretamente, uma participacao societaria igual ou superior a 35% (trinta e cinco por cento) do capital social; ou (vi) que tenha, direta ou indiretamente, uma participacao societaria igual ou superior a 35% (trinta e cinco por cento) do capital social de tal Parte; ficando desde ja estabelecido que o conceito de controle utilizado nesta definicao e aquele constante do Artigo 116 da Lei das Sociedades por Acoes;

     (e) "Business Plan" significa o plano de investimento e desinvestimento quinquenal da CVRD, a ser revisto anualmente antes da aprovacao do respectivo orcamento anual, e que incluira as politicas de investimento, desinvestimento e de gestao financeira;

     (f) "Conselheiro" ou "Conselheiros", conforme o caso, significa, respectivamente, um ou mais membros do Conselho de Administracao (conforme abaixo definido);

     (g) "Conselho de Administracao" ou "Conselho" significa o conselho de administracao da Companhia;

     (h) "Core Business" significa (i) mineracao, (ii) as atividades de qualquer uma ou do conjunto das seguintes etapas dos sistemas integrados de minerio de ferro da CVRD, a saber, depositos minerais, jazidas, minas, ferrovias, portos e terminais maritimos, e(iii) pelotizacao;

     (i) "dia util", o dia util de expediente bancario integral na Cidade do Rio de Janeiro, sendo que, para os fins deste Acordo, todos os prazos serao contados excluindo-se o primeiro e incluindo-se o ultimo dia;

     (j) "Diretor" ou "Diretores", conforme o caso, significa, respectivamente, um ou mais membros da Diretoria (conforme abaixo definida);

     (k)  "Diretoria" significa a diretoria da Companhia;

     (l) "Direito de Preferencia" significa o direito assegurado no Acordo as demais Partes por qualquer Parte que deseje vender, ceder, transferir, conferir ao capital de outra sociedade, transmitir ou, de qualquer forma, alienar ou dispor de parte ou de todas as suas Acoes Ordinarias Afetadas ou quaisquer direitos de subscricao delas decorrentes;

     (m) "Direito de Subscricao" significa o direito das Partes a subscricao de titulos e/ou valores mobiliarios de emissao da Companhia, desde que decorrentes das Acoes Ordinarias Afetadas que, na data de sua emissao, confiram, possam vir a conferir, ou que permitam a subscricao de valor mobiliario de emissao da Companhia que confira ao seu titular direito de voto em Assembleia Geral;

     (n) "Estatuto" significa o estatuto social da Companhia aprovado no ato de sua constituicao e posteriores alteracoes;

     (o)  "Presidente do Conselho" significa o presidente do Conselho;

     (p) "Reuniao Previa" significa o encontro de representantes das Partes, a ser realizado anteriormente as Assembleias Gerais e as reunioes do Conselho de Administracao e as assembleias gerais e reunioes do conselho de administracao da CVRD, com a finalidade de definir o voto das Partes, dos seus representantes no Conselho e da Companhia e dos membros do conselho de administracao da CVRD indicados pela Companhia a ser manifestado nos referidos eventos, sempre que exigido pelo Acordo.

1.2 Os termos ou expressoes utilizados neste Acordo e nao definidos acima terao a mesma definicao a eles atribuida pelo Edital, por norma legal ou regulamentar.

CLAUSULA II - PRINCIPIOS BASICOS DA COMPANHIA

2.1 As Partes concordam em estabelecer os seguintes principios basicos que devem orientar as decisoes e o exercicio dos seus respectivos direitos de voto nas Assembleias Gerais e reunioes do Conselho, bem como pela Companhia ou seus representantes nas assembleias gerais e reunioes de conselho de administracao da CVRD:

     (a) O objeto da Companhia e exclusivamente a participacao no capital social da CVRD, nao lhe sendo permitido exercer quaisquer outras atividades comerciais ou de qualquer outra natureza, mesmo que com seus acionistas;

     (b) A gestao dos negocios da CVRD sera exercida por profissionais experientes, independentes e capacitados, que atendam as qualificacoes necessarias para os cargos por eles ocupados, sendo que eventuais vinculos de emprego ou referentes a qualquer outra forma de colaboracao profissional existentes entre as Partes e os futuros administradores da CVRD deverao ser definitivamente extintos antes de sua indicacao;

     (c) As decisoes estrategicas da CVRD nas areas industrial, financeira, comercial, bem como a politica de recursos humanos, serao sempre motivadas pelo melhor interesse da CVRD, buscando garantir as Partes o melhor retorno de seus investimentos, mediante urna politica consistente de dividendos;

     (d) As eventuais relacoes negociais das Partes com a CVRD serao sempre conduzidas e realizadas em condicoes de mercado;

     (e) As decisoes estrategicas no que tange a CVRD deverao ter como objetivos basicos a manutencao e o crescimento de seu Core Business, o desenvolvimento de novos projetos, especialmente na area mineral, e o aumento da margem operacional, priorizando a reducao de custos e a maximizacao do retorno sobre o investimento;

     (f) A administracao da Companhia e da CVRD devera sempre buscar altos niveis de lucratividade, eficiencia, produtividade e competitividade nas suas atividades e das sociedades por ela controladas e a ela coligadas;

     (g) Cada Parte tomara todas as medidas necessarias e efetivas para que sejam realizadas as Reunioes Previas em tempo habil, abstendo-se de praticar atos que, de qualquer modo, impecam, posterguem ou dificultem a realizacao das Reunioes Previas;

     (h) A Diretoria e a administracao da CVRD serao responsaveis pela adequada gestao das relacoes com os consumidores, orgaos reguladores, acionistas minoritarios, comunidade e instituicoes publicas com as quais a Companhia e a CVRD devem se relacionar.

2.2 As Partes se obrigam a comprometer seus votos nas Assembleias Gerais, bem como os de seus representantes no Conselho de Administracao, para assegurar a observancia dos principios basicos estabelecidos no item 2.1, bem como dos demais itens deste Acordo. No que aplicavel, os principios basicos elencados no item 2.1 serao observados com respeito as sociedades controladas por e coligadas a CVRD.

        CLAUSULA III - DIREITO DE PREFERENCIA NA TRANSFERENCIA DAS ACOES
                 ORDINARIAS AFETADAS E DE DIREITOS DE SUBSCRICAO

3.1 As Partes nao venderao, cederao, transferirao, gratuita ou onerosamente, conferirao ao capital de outra sociedade, transmitirao, ou ainda, alienarao ou disporao, sob qualquer forma, de suas Acoes Ordinarias Afetadas e nao venderao, cederao, conferirao ao capital de outra sociedade, transferirao, gratuita ou onerosamente, transmitirao, ou ainda, alienarao ou disporao, sob qualquer forma, de seus Direitos de Subscricao, salvo se respeitadas as disposicoes abaixo

3.2 No caso de uma das Partes ("Parte Ofertante") receber uma proposta ("Proposta') de quaisquer das Partes ou de terceiros ("Proponente") para lhe vender, ceder, transferir, gratuita ou onerosamente, conferir ao capital de outra sociedade, transmitir ou, de qualquer forma, dispor ou alienar a totalidade ou parte de suas Acoes Ordinarias Afetadas ou Direitos de Subscricao, a Parte Ofertante notificara, por escrito ("Aviso")
as demais Partes ("Partes Ofertadas"), oferecendo-lhes as Acoes Ordinarias Afetadas que pretende alienar ("Acoes Ofertadas") ou o Direito de Subscricao que pretende ceder ("Direitos Ofertados"), e informando o preco, moeda, local de pagamento e todos os demais termos e condicoes da Proposta (incluindo o nome do Proponente, sua qualificacao completa, e compromisso de, em adquirindo as Acoes Ofertadas ou Direitos Ofertados, aderir a este Acordo) e a intencao da Parte Ofertante de aceitar a Proposta, da qual devera anexar copia aos Avisos.

     3 2.1 As Partes Ofertadas (ai incluida a Parte que tenha enviado a
          Proposta, se for o caso) terao Direito de Preferencia na aquisicao das Acoes Ofertadas e dos Direitos Ofertados nos mesmos termos e condicoes da Proposta, na proporcao do numero de Acoes Ordinarias Afetadas de que forem os titulares, sobre o total de Acoes Ordinarias Afetadas, excluidas as Acoes Ordinarias Afetadas de propriedade da Parte Ofertante. 0 exercicio do Direito de Preferencia estara sujeito aos procedimentos abaixo indicados.

     3 2.2 Cada Parte Ofertada somente podera exercer seu Direito de Preferencia sobre a totalidade, e nao menos do que a totalidade, das Acoes Ofertadas ou Direitos Ofertados a que fizer jus pela regra de proporcao referida na parte final do item 3.2.1, sem prejuizo do Direito de Preferencia sobre as Sobras, como abaixo definido, nao lhe sendo facultado exercer seu Direito de Preferencia apenas sobre parte das Acoes Ofertadas ou Direitos Ofertados a que fizer jus pela regra de proporcao referenciada na parte final do item 3.2.1.

3.3 No prazo de 30 (trinta) dias contados da data do recebimento pelas Partes Ofertadas do Aviso da Parte Ofertante, na forma do item 3.2, cada uma das Partes Ofertadas devera, por sua vez, enviar notificacao por escrito ("Notificacao") a Parte Ofertante, indicando:

     (a) que deseja exercer o Direito de Preferencia sobre a totalidade das Acoes Ofertadas e/ou os Direitos Ofertados a que fizer jus pela regra de proporcao referida no item 3.2.1, ou

     (b) que deseja renunciar a seu Direito de Preferencia (sendo que a ausencia de Notificacao nesse sentido, no prazo previsto, sera entendida como renuncia ao Direito de Preferencia), nao sendo permitida a cessao a qualquer tempo do Direito de Preferencia a qualquer outra Parte ou a terceiros pelas Partes Ofertadas.

3.4 Na hipotese em que urna ou mais das Partes Ofertadas renunciem ao seu respectivo Direito de Preferencia a aquisicao das Acoes Ofertadas e/ou Direitos Ofertados a que fizer jus, as Acoes Ofertadas e/ou Direitos Ofertados sobre as quais aquela(s) Parte(s) Ofertada(s) nao exercam seu Direito de Preferencia (as "Sobras") deverao ser oferecidos as demais Partes Ofertadas que tenham notificado a Parte Ofertante nos termos do item 3.3.a. supra, as quais, para tal, deverao ser notificadas pela Parte Ofertante no prazo de 15 (quinze) dias seguintes ao termo final do prazo a que se refere o item 3.3, para sobre elas exercerem seu Direito de Preferencia.

     3.4.1 Cada uma das Partes Ofertadas a aquisicao das Sobras somente podera exercer seu Direito de Preferencia sobre a totalidade das Sobras. Caso mais de uma Parte Ofertada a aquisicao das Sobras exerca seu Direito de Preferencia sobre as Sobras, tais Partes Ofertadas terao a obrigacao de adquirir as Sobras na proporcao do numero de Acoes Ordinarias Afetadas de que forem titulares sobre o total de Acoes Ordinarias Afetadas, excluidas as participacoes de todos os demais acionistas.

     3.4.2 Cada uma das Partes Ofertadas, notificadas para o exercicio do Direito de Preferencia sobre as Sobras, devera responder a Parte Ofertante, por escrito, no prazo de 15 (quinze) dias contados da data do recebimento da notificacao da Parte Ofertante a que se refere o item 3.4, indicando:

          (a) que deseja exercer o Direito de Preferencia sobre a totalidade das Sobras e nao menos que a totalidade das Sobras (nao lhe sendo permitido exerce-lo sobre parte das Sobras); ou,

          (b) que deseja renunciar a seu Direito de Preferencia sobre as Sobras (sendo que a ausencia de resposta neste sentido, no prazo previsto, sera entendida como renuncia ao Direito de Preferencia sobre as Sobras), nao sendo permitida a cessao a qualquer tempo do Direito de Preferencia sobre as Sobras a qualquer outra Parte ou a terceiros pelas Partes Ofertadas.

3.5 Caso ao final do prazo previsto no item 3.4.2. acima, persistam Sobras, a Companhia tera o direito de adquirir tais Sobras, desde que:

     (a) atraves de qualquer de seus Diretores, devidamente autorizado pelo Conselho de Administracao conforme o item 5.2. (j) abaixo, comunique a Parte Ofertante de sua intencao nos 2 (dois) dias uteis subsequentes ao termo final do prazo fixado no item 3.4.2 acima; e

     (b) disponha de lucros ou reservas, exceto a legal, em montante suficiente a aquisicao das Acoes Ofertadas e ou Sobras.

     3.5.1. As Partes terao direito de preferencia a aquisicao das acoes do capital social da Companhia com direito a voto mantidas em sua tesouraria no momento em que venham a ser alienadas pela Companhia, observado o procedimento descrito no item 3.3 acima, exceto no que concerne ao direito de preferencia da Companhia quanto a aquisicao de Sobras.

3.6 Findo os prazos estabelecidos no item 3.5, as Acoes Ofertadas e/ou os Direitos Ofertados deverao ser alienados, no prazo de 15 (quinze) dias seguintes, (i) as Partes Ofertadas que hajam notificado a Parte Ofertante, no prazo prescrito, de sua intencao de adquirir as Acoes Ofertadas ou os Direitos Ofertados e, eventualmente, as Sobras, nos mesmos termos e condicoes da Proposta, e (ii) a Companhia, conforme seja o caso.

3.7 Caso a totalidade das Acoes Ofertadas e/ou os Direitos Ofertados nao seja alienada para as Partes Ofertadas ou para a Companhia, nos termos dos itens anteriores, conforme o caso, a Parte Ofertante estara livre para, nos termos da Proposta, no prazo de 30 (trinta) dias seguintes ao fim do prazo estabelecido no item 3.5. acima, alienar a totalidade das Acoes Ofertadas e/ou os Direitos Ofertados ao Proponente ou, a criterio da Parte Ofertante, alienar ao Proponente a parcela das Acoes Ofertadas e/ou os

     Direitos Ofertados sobre as quais as Partes nao tenham exercido o direito de preferencia, de modo assegurar que a Parte Ofertante possa alienar a totalidade das Acoes Ofertadas e/ou os Direitos Ofertados.

3.8 O adquirente das Acoes Ofertadas estara obrigado a, de forma irrevogavel, aderir, incondicional e irretratavelmente, aos termos deste Acordo, atraves de aditamento ou mediante correspondencia enviada por Cartorio de Registro de Titulos e Documentos a Companhia, na pessoa de seus Diretores, e as outras Partes, sob pena de ineficacia da respectiva alienacao. Em se tratando de Direito de Subscricao, o adquirente de Direitos Ofertados obrigar-se-a a aderir a este Acordo a epoca da conversao dos titulos ou valores mobiliarios em acoes com direito a voto ou da subscricao destas.

3.9 As restricoes quanto a transferencia de Acoes Ordinarias Afetadas previstas no item 3.1 acima nao se aplicarao a transferencia de uma Acao Ordinaria Afetada por uma Parte a Conselheiro e seu respectivo suplente indicados por essa mesma Parte e que nao seja acionista da Companhia, observado que tal Conselheiro e seu respectivo suplente deverao devolver as referidas acoes a respectiva Parte quando deixarem de ser Conselheiro ou suplente, ou transferi-las ao Conselheiro e seu respectivo suplente que os substituirem.

3.10 Qualquer venda, transferencia, cessao, disposicao ou alienacao de Acoes Ordinarias Afetadas ou Direitos de Subscricao que viole o disposto nesta Clausula III sera ineficaz, ficando a Companhia, desde ja, proibida de registra-la em seus livros.

3.11 Cada uma das Partes devera remeter as demais Partes e a Companhia, na pessoa de um de seus Diretores, copia de todos os Avisos e notificacoes que enviarem, pertinentes ao exercicio do Direito de Preferencia de que trata esta Clausula.

3.12 Caso a SPE Fundacoes proponha as demais Partes que INVESTVALE e/ou BNDESPAR venham a se tornar acionistas da Companhia e adiram a este Acordo, desde que aprovado unanimamente pelas demais Partes, tais Partes se comprometem, neste ato, a votar favoravelmente, e em conjunto com a SPE Fundacoes, no sentido de aprovar aumento do capital social da Companhia com a emissao de acoes ordinarias, pelo mesmo preco por acao pago pela Companhia no Leilao:
     (a) a serem subscritas pelo INVESTVALE e integralizadas com ate 4,45% (quatro virgula quarenta e cinco por cento) das acoes ordinarias da CVRD adquiridas na Oferta aos Empregados, bem como com as acoes ordinarias da CVRD detidas pelo INVESTVALE em decorrencia da integralizacao efetuada pela Fundacao Vale do Rio Doce de Seguridade Social - VALIA; (b) a serem subscritas pelo BNDESPAR e integralizadas com ate 3,24% (tres virgula vinte e quatro por cento) das acoes ordinarias da CVRD ora detidas pelo BNDESPAR;
     (c) a serem subscritas pelo BNDESPAR, mediante cessao de direito de subscricao efetuado pela SPE Fundacoes, e integralizadas com ate R$ 500.000.000,00 (quinhentos milhoes de reais), conforme beneficio facultado pelo BNDESPAR a sociedade vencedora do Leilao que aceitar a participacao dos empregados da CVRD. Com relacao ao(s) aumento(s) de capital social da Companhia descrito(s) nesta Clausula, as Partes renunciam desde logo aos respectivos direitos de preferencia (i) a subscricao das novas acoes do capital da Companhia, emitidas como previsto em (a) e (b) acima, e (ii) a aquisicao dos direitos de subscricao a serem cedidos ao BNDESPAR como previsto em (c) acima.

3.13. O Direito de Preferencia de que trata esta Clausula III nao se aplicara a transferencias a controladas, controladoras e sociedades sob o mesmo controle.

CLAUSULA IV - INTERDICAO DE CONSTITUICAO DE ONUS

4 1 E vedado a qualquer Parte caucionar ou constituir penhor, alienacao fiduciaria ou qualquer outro direito real de garantia sobre as Acoes Ordinarias Afetadas e/ou Direitos de Subscricao, salvo para garantir obrigacoes assumidas por tal Parte para viabilizar a sua participacao na Companhia e indiretamente no Leilao, sendo desde ja expressamente autorizada a renegociacao de tais obrigacoes, a unico e exclusivo criterio da Parte envolvida, sendo esta autorizacao, que e irrevogavel e irretratavel, tambem extensiva a eventuais renegociacoes e reestruturacoes futuras destes mesmos emprestimos e financiamentos, quer sob a mesma forma original ou outra e quer com os mesmos credores originais ou nao. Esta autorizacao e extensiva ao INVESTVALE, no caso em que venha a se tornar acionista da Companhia e adira a este Acordo.

     4.1.1 Nas hipoteses previstas no item 4.1, observada a autorizacao ali expressa, a Parte interessada devera obter do credor declaracao dirigida a Companhia de que tem plena ciencia da regra de direito de preferencia prevista na Clausula III e de que a cumprira.

     4.1.2 Para o fim de permitir o exercicio do Direito de Preferencia pelas demais Partes, na eventualidade de execucao da garantia prevista nos termos do item 4.1, o preco obtido na hasta publica sera considerado como Proposta, conforme definido no item 3.2.

4.2 E vedado, ainda, a qualquer Parte, constituir usufruto ou qualquer outro direito real de fruicao sobre as Acoes Ordinarias Afetadas e/ou Direitos de Subscricao ou oferece-los a penhora, sem a previa, expressa e unanime aprovacao das demais Partes, ressalvado o direito da SPE CSN, e de qualquer parte que vier a aderir a este Acordo, constituir usufruto sobre o direito a percepcao de dividendos, sob qualquer forma de distribuicao, sobre as Acoes Ordinarias Afetadas, para garantir obrigacoes assumidas pela SPE CSN, e de qualquer parte que vier a aderir a este Acordo, para viabilizar a sua participacao na Companhia e indiretamente no Leilao, extensiva a eventuais renegociacoes e reestruturacoes futuras dessas mesmas garantias ou obrigacoes, a unico e exclusivo criterio da SPE CSN, e de qualquer parte que vier a aderir a este Acordo, quer sob a mesma forma original ou outra e quer com os mesmos credores originais ou nao.

4.3 Em caso de execucao de garantia, o adquirente das acoes ficara sujeito a observancia do presente Acordo.

4.4 A Interveniente CSN e aos acionistas da SPE Fundacoes e vedado caucionar ou constituir penhor, alienacao fiduciaria ou qualquer outro direito real de garantia sobre as acoes de sua titularidade representativas do capital social da SPE CSN e da SPE Fundacoes, respectivamente, salvo para garantir obrigacoes assumidas pela CSN, ou por acionistas da SPE Fundacoes para viabilizar a sua participacao indireta no Leilao, sendo desde ja autorizada, tambem de forma irrevogavel e irretratavel, a renegociacao de tais obrigacoes, a unico e exclusivo criterio da CSN, ou dos acionistas das SPE Fundacoes, conforme o caso, sendo esta autorizacao extensiva a eventuais renegociacoes e reestruturacoes futuras destes mesmos emprestimos e financiamentos, quer sob a mesma forma original ou outra e quer com os mesmos credores originais ou nao.

4.5 No que se refere a interveniente NationsBank, a vedacao a constituicao de gravames prevista nos itens 4.1. e 4.2. acima aplica-se tao somente as Acoes de Controle de SPE Nations (assim entendidas as que representem a metade mais uma das acoes com direito a voto do capital de SPE Nations), ficando expresso que todas as demais acoes de SPE Nations que nao integrem as Acoes de Controle de SPE Nations podem ser livremente oneradas por qualquer forma e a qualquer titulo, independentemente de qualquer aprovacao das demais Partes.

CLAUSULA V - DAS REUNIOES PREVIAS

5.1 As Partes deverao se reunir previamente a qualquer Assembleia Geral ou reuniao do Conselho ou assembleia geral ou reuniao do conselho de administracao da CVRD, conforme o caso. Nas Reunioes Previas, a cada Acao Ordinaria Afetada cabera 1 (hum) voto e as decisoes tomadas deverao ser registradas por escrito e vincularao os votos de todas as Partes na respectiva Assembleia Geral, sendo certo, ainda, que as Partes se obrigam a fazer com que seus representantes, nas reunioes do Conselho, votem de acordo com o decidido nas Reunioes Previas.

5.2 Ressalvado o disposto nos demais itens desta Clausula V, nas Reunioes Previas as materias serao decididas por maioria simples dos votos das Partes presentes, computados conforme o item 5.1 acima.

     5.2.1 As materias descritas a seguir serao necessariamente deliberadas em Reuniao Previa e somente poderao ser aprovadas com o voto favoravel de 67% (sessenta e sete por cento) do total das Acoes Ordinarias Afetadas das Partes presentes a Reuniao Previa, computado conforme o item 5.1 acima:

          (a) Alteracoes do Estatuto da Companhia ou da CVRD, salvo em caso de exigencia legal;

          (b) Aumento do capital social da Companhia ou da CVRD por subscricao de acoes, criacao de uma nova classe de acoes, mudancas nas caracteristicas das acoes existentes ou reducao do capital dessas sociedades;

          (c) Emissao pela CVRD de debentures, conversiveis ou nao em acoes, bonus de subscricao, partes beneficiarias a titulo oneroso, opcoes para compra de acoes ou qualquer outro titulo mobiliario;

          (d) Emissao pela Companhia de bonus de subscricao, opcoes para compra de acoes ou qualquer outro titulo mobiliario, a excecao de debentures e partes beneficiarias;

          (e) Determinacao do preco de emissao de novas acoes do capital da Companhia ou da CVRD e de quaisquer titulos mobiliarios;

          (f) Operacoes de fusao, incorporacao e cisao em que a CVRD seja parte, bem como sua transformacao;

          (g) Requerimento pela Companhia ou pela CVRD, ou a respectiva suspensao de processos de liquidacao, dissolucao, concordata, falencia ou atos voluntarios de reorganizacao financeira;

          (h)  Eleicao e destituicao do Presidente do Conselho;

          (i) Eleicao e destituicao do conselho de administracao, inclusive do seu presidente, e da diretoria da CVRD;

          (j) Alienacao ou aquisicao pela CVRD de participacoes no capital de qualquer sociedade, bem como a aquisicao de acoes do capital da Companhia ou da CVRD para permanencia em tesouraria;

          (k) Participacao da CVRD em grupo de sociedades ou consorcios de qualquer natureza;

          (l) Celebracao de acordo de distribuicao, investimentos, comercializacao, exportacao, transferencia de tecnologia, licenca de marcas, exploracao de patentes, concessao de uso e arrendamento em que a Companhia ou a CVRD seja parte, conforme venha a ser regulado em Reuniao Previa com o quorum deste item 5.2.1.;

          (m)  Aprovacao e alteracao do Business Plan;

          (n) Fixacao da remuneracao dos Conselheiros e dos conselheiros da CVRD e das atribuicoes do Conselho e do conselho de administracao da CVRD;

          (o)  Atribuicao de participacoes nos lucros aos administradores da
               CVRD;

          (p) Fixacao da remuneracao e das atribuicoes dos Diretores e dos diretores da CVRD;

          (q)  Modificacao do objeto social da CVRD;

          (r) Distribuicao de dividendos em montante diverso do previsto no estatuto da CVRD ou sua nao distribuicao, e pagamento de juros sobre o capital social da CVRD;

          (s) Escolha e destituicao de auditor independente da Companhia e da CVRD;

          (t) Constituicao de onus reais ou prestacao de garantias, inclusive fiancas pela CVRD, para garantir obrigacoes de terceiros, inclusive coligadas e controladas da CVRD;

          (u) Adocao de deliberacao acerca de qualquer materia que, por lei, de ao acionista o direito de retirar-se da Companhia ou da CVRD mediante o reembolso de suas acoes;

          (v) Eleicao e destituicao, pela diretoria da CVRD, dos representantes da CVRD nas sociedades por ela controladas ou a ela coligadas ou em outras sociedades nas quais a CVRD tenha o direito de indicar administradores; e

          (x) Alteracao do limite maximo de endividamento da CVRD, da respectiva relacao "debt/equity" e demais condicoes previstas no item 5.2.4. abaixo.

     5.2.2 Serao necessariamente submetidas a Reuniao Previa e dependerao da aprovacao dos acionistas titulares de 100% (cem por cento) das Acoes Ordinarias Afetadas as deliberacoes sobre:

          (a)  Contratacao de emprestimos ou financiamentos pela Companhia;

          (b)  Emissao de debentures, conversiveis ou nao em acoes, pela
               Companhia,

          (c) Emissao de partes beneficiarias, a qualquer titulo, pela Companhia ou, a titulo gratuito, pela CVRD;

          (d) Constituicao de onus reais e/ou prestacao de quaisquer garantias, inclusive fiancas, pela Companhia;

          (e) Fusao, cisao ou incorporacao em que seja parte a Companhia e sua participacao em grupo de sociedades;

          (f) Atribuicao de participacao nos lucros a administradores da Companhia;

          (g)  Transformacao da Companhia.

     5.2.3. Na hipotese em que a SPE Fundacoes venha a alienar ao BNDESPAR, no prazo de 60 (sessenta) dias contados da data do Leilao, acoes representativas de ate 10% (dez por cento) do capital ordinario da VALEPAR, o percentual indicado no item 5.2.1 acima passara a ser de 75% (setenta e cinco por cento) do total das Acoes Ordinarias Afetadas das Partes presentes a Reuniao Previa, computado conforme o item 5.1 acima.

     5.2.4 As Partes se comprometem a fazer com que a Companhia, atraves dos membros por elas indicados no conselho de administracao da CVRD, vote de maneira que a CVRD nao incorra em endividamento liquido adicional que somado ao endividamento liquido da CVRD naquele momento, exceda a 40% (quarenta por cento) do patrimonio liquido da CVRD, de modo que a relacao "debt/equity" (endividamento/patrimonio liquido) de 40/60 na CVRD nao seja ultrapassada. Para fins do disposto neste item, entende-se por endividamento liquido o endividamento total com terceiros, incluindo divida da CVRD com qualquer uma de suas subsidiarias, controladas e/ou coligadas, e quaisquer garantias prestadas pela CVRD a terceiros, e deduzidos o caixa e as aplicacoes de curto, medio e longo prazo.

     5.2.5 As Partes desde logo obrigam-se a votar e fazer com que os seus representantes no Conselho de Administracao votem (se for o caso) para
          o fim de determinar a Diretoria que vote nas assembleias gerais da CVRD no sentido de que a CVRD distribua aos seus acionistas, a titulo de dividendos, 50% (cinquenta por cento) do lucro liquido do exercicio em questao. A distribuicao de dividendos em montante diverso ao previsto neste item estara sujeita a aprovacao pelas Partes, em Reuniao Previa, na qual a materia sera aprovada pelo quorum previsto no item 5.2.1 acima.

     5.2.6 As Partes obrigam-se a votar e fazer com que os seus representantes no Conselho de Administracao votem (se for o caso) pela distribuicao imediata da totalidade dos dividendos recebidos pela Companhia da CVRD. As Partes instruirao o Conselho de Administracao a convocar a Assembleia Geral ou reuniao do Conselho (se for o caso)
     para deliberar sobre a redistribuicao dos dividendos tao logo sejam eles recebidos da CVRD, aplicando-se a hipotese o art. 123 da Lei no. 6.404 de 15.12.76.

5.3 As Reunioes Previas, previstas no item anterior, obedecerao as seguintes regras:

     5 3.1 A Reuniao Previa ocorrera no terceiro dia util anterior ao da realizacao de cada uma das Assembleias Gerais, Reunioes do Conselho ou das assembleias gerais ou reunioes do conselho de administracao da CVRD, quando tal convocacao houver sido feita por uma das Partes.

     5.3.2 A Reuniao Previa ocorrera no terceiro dia util anterior ao de cada uma das Assembleias Gerais, Reunioes do Conselho ou das assembleias gerais ou reunioes do conselho de administracao da CVRD, quando a convocacao de cada uma das Assembleias Gerais, Reunioes do Conselho ou das assembleias gerais ou reunioes do conselho de administracao da CVRD houver sido feita por terceiros.

     5.3.3 A Reuniao Previa se realizara na Cidade do Rio de Janeiro em endereco a ser definido entre as partes por maioria simples, sendo o mesmo informado, por escrito, as demais Partes ate o 3 no. (terceiro) dia anterior ao da Reuniao Previa.

     5.3.4 A Reuniao Previa podera se realizar em qualquer local e a qualquer tempo se a ela estiverem presentes todas as Partes.

     5.3.5 A Reuniao Previa somente se instalara com representacao de quaisquer duas das Partes.

     5.3.6 As Partes deverao receber, com a maior antecedencia possivel, da Companhia ou do conselho de administracao da CVRD, conforme o caso, a agenda da Reuniao Previa e copia de todos os documentos pertinentes as deliberacoes a serem tomadas.

5.4 Enquanto nao ocorrer a aprovacao da materia na Reuniao Previa, o assunto nao podera ser submetido a apreciacao da Assembleia Geral ou do Conselho ou da assembleia geral ou reuniao do conselho de administracao da CVRD. Na hipotese em que nao for possivel deixar de apreciar a materia em Assembleia Geral ou em assembleia geral da CVRD, as Partes deverao exercer seus respectivos direitos de voto decorrentes das Acoes Ordinarias Afetadas para
     o fim de suspender os trabalhos da Assembleia Geral ou da assembleia geral da CVRD ate que a materia seja por elas aprovada em Reuniao Previa.

5.5 Em qualquer hipotese, as deliberacoes tomadas nas Reunioes Previas deverao ser registradas por escrito e vincularao os votos de todas as Partes na correspondente Assembleia Geral ou o voto dos Conselheiros por elas indicados na correspondente reuniao do Conselho, quando a deliberacao for tomada num desses colegiados.

5.6 A Parte que nao comparecer a Reuniao Previa compromete-se, desde logo, a votar na Assembleia Geral e a fazer com que seus representantes votem na reuniao do Conselho de acordo com o que vier a ser estabelecido na Reuniao Previa a qual nao compareceu.

CLAUSULA VI - ELEICAO DOS CONSELHEIROS

6.1 As Partes se obrigam a votar e a fazer com que seus representantes votem nas Reunioes Previas e Assembleias Gerais em que a eleicao de Conselheiros for objeto de deliberacao de acordo com o disposto nesta Clausula.

6.2 O Conselho de Administracao sera composto de 12 (doze) Conselheiros titulares e respectivos suplentes, eleitos de acordo com os seguintes criterios:

     6.2.1 Na primeira etapa, cada Parte indicara um numero de Conselheiros igual a parte inteira do quociente obtido pela divisao da sua participacao percentual no total de Acoes Ordinarias Afetadas por 8,33% (oito virgula trinta e tres por cento), aproveitando-se as fracoes para a segunda fase, se for o caso.

     6.2.2 Na segunda etapa, havendo vaga(s) de Conselheiro(s) a preencher, a indicacao para o preenchimento de cada vaga cabera a Parte que detiver a maior fracao restante da aplicacao da divisao efetuada na Ia. etapa, sem que tal Parte possa concorrer a indicacao para o preenchimento das eventuais vagas ainda remanescentes, para as quais o mesmo procedimento sera aplicado. Fica observado que, caso haja empate entre as fracoes consideradas, a indicacao do respectivo Conselheiro cabera a Parte empatada que tiver indicado o menor numero de Conselheiros, sendo que a Parte derrotada estara concorrendo a indicacao da vaga subsequente, se for o caso.

6.3 Qualquer Parte podera, durante o periodo do(s) respectivo(s) mandato(s), substituir o(s) Conselheiro(s) que tiver indicado. Em tal situacao, todas as Partes votarao a favor do nome assim proposto na Assembleia Geral convocada na forma da lei para tal fim, no prazo de 15 (quinze) dias contados da comunicacao ao Presidente do Conselho feita pela Parte que desejar substituir seu Conselheiro;

6.4 Sempre que possivel, as Partes abster-se-ao de deliberar qualquer assunto de relevancia da Companhia ate que o processo de substituicao de Conselheiros seja completado.

6.5 O Presidente do Conselho sera escolhido pelos Conselheiros, em reuniao do Conselho convocada para tal fim, precedida da necessaria Reuniao Previa.

CLAUSULA VII - ELEICAO DA DIRETORIA

7.1 A Diretoria da Companhia sera composta de 2 (dois) Diretores, escolhidos entre os Conselheiros, sendo um dos Diretores escolhidos entre os Conselheiros indicados pela SPE Fundacoes e o outro Diretor escolhido dentre os Conselheiros indicados pela SPE CSN.

CLAUSULA VIII - ELEICAO DA ADMINISTRACAO DA CVRD

8.1 Para fins de eleicao dos conselheiros de administracao da CVRD nas respectivas assembleias gerais, as Partes indicarao a totalidade dos conselheiros cuja indicacao couber a Companhia proporcionalmente a participacao das Partes na Companhia.

8.2 O Presidente do conselho de administracao da CVRD sera escolhido dentre os conselheiros, em reuniao do conselho de administracao da CVRD convocada para tal fim, precedida da necessaria Reuniao Previa.

8.3 O diretor-presidente da CVRD sera selecionado entre os nomes propostos em lista triplice elaborada por empresa internacional de selecao de executivos ("head hunter") e eleito em reuniao do conselho de administracao da CVRD convocada para tal fim, precedida da necessaria Reuniao Previa.

8 4 Cabera ao diretor-presidente da CVRD propor ao conselho de administracao da CVRD os nomes dos demais diretores da CVRD, que serao eleitos em reuniao do conselho de administracao da CVRD convocada para tal fim, precedida da necessaria Reuniao Previa.

CLAUSULA IX - RELACOES COMERCIAIS ENTRE CVRD COM AS PARTES OU TERCEIROS

9.1 As relacoes comerciais e negocios em geral da CVRD deverao sempre ser contratados tendo em vista, primordialmente, o interesse da CVRD e ser compativeis com condicoes e praticas equitativas as de mercado, verificadas a epoca da contratacao de tais negocios.

CLAUSULA X - EXERCICIO DO DIREITO DE VOTO

10.1 Alem das providencias previstas neste Acordo, as Partes concordam em fazer uso do direito de voto pertinente as suas Acoes Ordinarias Afetadas e a tomar quaisquer outras providencias necessarias para o exato cumprimento do Acordo, vedado a qualquer das Partes celebrar outros acordos de voto, com excecao do acordo que eventualmente seja celebrado entre INVESTVALE e BNDESPAR, caso venham a se tornar acionistas da Companhia e adirao a este Acordo e ao acordo de acionistas anexo ao Edital

     10.1.1. Para os fins desta clausula consideram-se Acoes Ordinarias Afetadas tambem as acoes ordinarias de emissao de CVRD porventura detidas em carteira pelas acionistas de cada SPE que nao tenham sido integralizadas a VALEPAR, pelo que deverao os acionistas das SPEs exercer os respectivos direitos de voto em conformidade com as diretrizes definidas na Reuniao Previa aqui prevista.

10.2 No caso em que alguma Parte ou sua controladora entre em processo de falencia, concordata, liquidacao judicial ou extrajudicial, sofra intervencao do poder publico, ou tenha sua dissolucao deliberada, todas as Acoes Ordinarias Afetadas detidas por tal Parte permanecerao sujeitas a todas as clausulas e condicoes deste Acordo, ficando entretanto suspenso o exercicio dos seus respectivos direitos de voto, inclusive nas Reunioes Previas.

CLAUSULA XI - AQUISICAO PELAS PARTES DE ACOES DA CVRD

11.1 A Companhia tera direito de preferencia em relacao as Partes a aquisicao, a qualquer tempo, de acoes do capital social da CVRD.

11.2 Ainda que nao interesse a Companhia adquirir acoes do capital social da CVRD, e vedado a qualquer das Partes adquiri-Ias diretamente, salvo mediante autorizacao das demais Partes, a ser tomada em reuniao na qual a questao sera aprovada pelo quorum de deliberacao estabelecido no item 5.2.1

CLAUSULA XII - FISCALIZACAO DA COMPANHIA

12.1 A Parte que o desejar podera, a qualquer tempo, por meio do auditor independente da Companhia, fiscalizar os livros, registros e outros documentos da Companhia ou da CVRD, arcando a Parte com todos os custos e onus correspondentes e tomando as medidas necessarias para nao estorvar o funcionamento da Companhia e da CVRD ou da administracao de qualquer delas.

CLAUSULA XIII - TRANSFERENCIA DO CONTROLE DAS PARTES

13.1 O controle acionario de qualquer das Partes nao podera sofrer qualquer alteracao sem que a Parte cujo controle sera transferido ofereca, anteriormente, as Acoes Ordinarias Afetadas as demais Partes, observados os principios contidos na Clausula III, referentes ao exercicio do Direito de Preferencia. Para os fins do exercicio do Direito de Preferencia de que trata este item, sera considerado como Proposta (termo definido no item 3.2) o preco a ser estabelecido por avaliador escolhido por consenso entre as Partes.

     13.1.1 Enquanto nao concluidos os procedimentos previstos na Clausula III deste Acordo, a Parte cujo controle foi transferido sem a observancia do disposto no item 13.1. nao podera participar das Reunioes Previas e as Acoes Ordinarias Afetadas de sua propriedade terao suspenso o seu direito de voto.

13.2 Para os fins desta Clausula, nao sera entendida como alteracao de controle acionario: (a) da SPE Fundacoes, as transferencias de acoes do seu capital social, desde que entre os seus atuais acionistas e/ou para entidades fechadas de previdencia privada; e (b) das demais Partes, as transferencias de acoes do seu capital social, desde que entre os seus atuais acionistas, obedecido o disposto abaixo.

13.3 Para os fins desta Clausula:

     (a) O interveniente CSN devera deter direta ou indiretamente, a qualquer tempo, a totalidade das acoes com direito a voto do capital de sua respectiva SPE (que devera corresponder, no minimo, direta ou indiretamente, a 51% (cinquenta e um por cento) do capital total) e a transferencia de qualquer dessas acoes ensejara as demais Partes o Direito de Preferencia nos termos do item 13.1 acima;

     (b) a interveniente NationsBank, isoladamente ou em conjunto com um unico outro investidor a ser por ela informado as Partes deste Acordo ate a data de eficacia deste Acordo, devera deter direta ou indiretamente, a qualquer tempo, as Acoes do Controle da SPE Nations (conforme definidas no item 4.5. acima), cujo capital votante devera corresponder, no minimo, a 1/3 (um terco) do capital total, e a transferencia de qualquer das Acoes do Controle da SPE Nations, ensejara as demais Partes o Direito de Preferencia nos termos do item
          13.1 acima;

     (c) nao serao entendidas como alteracao de controle acionario da parte SPE CSN as transferencias de acoes de seu capital social a seu acionista controlador e/ou controladas da SPE CSN e/ou a controlada de seu acionista controlador, aplicando-se ao novo acionista as mesmas regras aplicaveis a respectiva SPE nos termos deste Acordo;

     (d) nao serao entendidas como alteracao de controle acionario da parte SPE Nations as transferencias de acoes de seu capital social a seu acionista controlador e/ou controladas da SPE Nations e/ou a controlada de seu acionista controlador, nem, rio caso de acionistas da SPE Nations constituidos sob a forma de fundo de investimento ou veiculo de investimento coletivo semelhante, transferencias de quotas de fundo ou veiculo, ou transferencia das acoes do capital da SPE Nations a fundos administrados pelo mesmo gestor profissional do acionista da SPE Nations, desde que esse mesmo gestor profissional mantenha, em tais hipoteses, a titularidade da maioria das quotas com direito a voto representativas do patrimonio do fundo adquirente de tais acoes do capital da SPE Nations, aplicando-se ao novo acionista as mesmas regras aplicaveis a respectiva SPE nos termos deste Acordo; e

     (e) as Partes, com excecao da SPE Nations, a qual se aplica a norma de (b) acima, poderao emitir acoes de seu capital sem direito a voto ate o limite de 49% (quarenta e nove por cento) do seu capital total.

CLAUSULA XIV - DECLARACOES, GARANTIAS E OBRIGACOES

14.1 Cada Parte declara e garante para as outras Partes que:

     (i) e entidade devidamente organizada, existindo validamente e que esta em boa situacao, de acordo com as leis da jurisdicao do local de sua constituicao;

     (ii) possui todo o poder e autoridade necessarios para possuir as Acoes Ordinarias Afetadas e executar as obrigacoes previstas neste Acordo;

     (iii) a assinatura e cumprimento do Acordo foram autorizados por todos os seus atos societarios e dos seus controladores (se necessario) e (a) nao violam, nem violarao qualquer lei, regra, regulamento, ordem ou decreto que lhe seja aplicavel, nem (b) violam seus estatutos e demais atos constitutivos;

     (iv) este Acordo e uma obrigacao legal que obriga as Partes, sendo contra elas exequivel, de acordo com seus termos; e

     (v) nao ha qualquer litigio pendente em que tal Parte ou qualquer de suas Associadas seja parte, que, se adversamente decidida, possa ter efeito substancial adverso na condicao financeira de tal Parte ou em sua aptidao para cumprir as suas obrigacoes previstas no presente Acordo.

CLAUSULA XV - CONFIDENCIALIDADE

15.1 As Partes, por seus conselheiros, diretores, empregados e representantes, concordam em manter sigilosas e nao divulgar a terceiros, sem o previo consentimento escrito de todas as Partes, informacoes privilegiadas que digam respeito as atividades e aos negocios da Companhia ou da CVRD a que eles tenham tido acesso na qualidade de acionista da Companhia e da CVRD.

CLAUSULA XVI - ALTERACAO

16.1 Qualquer alteracao ou modificacao a este Acordo so podera ser feita ou obrigara as Partes, se escrita e assinada por todas as Partes.

CLAUSULA XVII - RENUNCIAS

17.1 O fato de qualquer Parte deixar de exigir, a qualquer tempo, o cumprimento do disposto neste Acordo ou deixar de exercer alguma opcao, alternativa ou direito nele outorgado, nao significara renuncia a qualquer de suas disposicoes ou tampouco afetara sua validade ou direito, no todo ou em parte, assegurado a qualquer Parte, posteriormente exigir o cumprimento de toda e qualquer disposicao deste Acordo, bem como de exercer aludida opcao, alternativa ou direito, salvo quando disposto diversamente e de forma expressa neste Acordo. Nenhuma renuncia a qualquer disposicao deste Acordo sera eficaz perante as outras Partes, a menos que por escrito e efetuada por representante legal da Parte renunciante.

CLAUSULA XVIII-CESSAO

18.1 Os direitos e obrigacoes das Partes neste Acordo nao poderao ser transferidos ou cedidos na totalidade ou em parte, salvo da forma prevista neste Acordo ou mediante o previo consentimento por escrito das demais Partes.

CLAUSULA XIX - COMUNICACOES

19.1 Todas as comunicacoes previstas ou permitidas neste Acordo deverao ser feitas por escrito e serao consideradas como devidamente feitas quando transmitidas via telex, telegrama, fac-simile ou por transmissao eletronica de dados (em cada caso sujeitas ao recebimento de codigo apropriado de recepcao ou qualquer confirmacao de recebimento), ou quando entregue por portador ou enviada mediante carta registrada ao endereco das Partes ou das pessoas autorizadas a receber tal comunicacao, nos enderecos a serem informados por cada Parte a Diretoria da Companhia.

CLAUSULA XX - PRAZO DE VALIDADE

20.1 O Acordo tera validade por um periodo inicial de 20 (vinte) anos, contados da data de sua eficacia, prorrogaveis por iguais periodos de 10 (dez) anos, a criterio das Partes

CLAUSULA XXI - ARQUIVAMENTO.

21.1 De acordo com o art. 118 da Lei 6.404, de 15 de dezembro de 1976, uma das vias deste Acordo sera arquivada na sede da Companhia. As obrigacoes resultantes deste Acordo serao registradas no Livro de Registro de Acoes Nominativas da Companhia e nos respectivos Certificados de Acoes, constituindo o mencionado registro impedimento a pratica de quaisquer atos contrarios as disposicoes deste Acordo, estando, portanto, a Companhia legitimamente autorizada a nao efetuar, nesse caso, o registro desses atos e, portanto, recusar a transferencia da propriedade ou titularidade de quaisquer direitos sobre as Acoes Ordinarias Afetadas e/ou Direitos de Subscricao.

CLAUSULA XXII - OBRIGATORIEDADE

22.1 Os termos e condicoes do Acordo beneficiarao e obrigarao irrevogavel e irretratavelmente as Partes e seus respectivos sucessores a qualquer titulo e cessionarios.

CLAUSULA XXIII - LEI APLICAVEL

23.1 Este Acordo e os direitos e as obrigacoes das Partes e da Companhia dele decorrentes serao regidos e interpretados de acordo com as leis do Brasil.

CLAUSULA XXIV - ARBITRAGEM

24.1 Toda e qualquer questao que possa surgir entre as Partes com relacao a este Acordo que nao possa ser solucionada amigavelmente sera submetida a arbitragem, nos termos da Lei 9.307, de 26 de setembro de 1996.

24.2 A arbitragem se processara de acordo com o regulamento da Comissao de Arbitragem da Associacao Comercial do Rio de Janeiro, funcionando com um ou mais arbitros nomeados na conformidade do referido regulamento.

24.3 As Partes em divergencia poderao, de comum acordo, promover conciliacao antes da instalacao da arbitragem, hipotese em que o conciliador sera indicado na forma prevista no item 24.2.

CLAUSULA XXV - DISPOSICOES TRANSITORIAS

25.1 As Partes obrigam-se a, tao logo quanto possivel, fazer convocar Assembleia Geral da Companhia e a nela votar para adaptar, no que seja necessario, o Estatuto ao disposto neste Acordo. Em caso de conflito prevalecerao: (a) as normas deste Acordo sobre as normas do Estatuto (exceto sobre aquelas clausulas essenciais estipuladas no Edital), e (b) as normas do Acordo de Acionistas cujo modelo constitui anexo ao Edital sobre as normas deste Acordo.

CLAUSULA XXVI - DISPOSICOES ESPECIFICAS

26.1 Na hipotese em que os SWEET RIVER FUND., fundo de investimentos constituido de acordo com as leis das Ilhas Cayman, administrado por Opportunity Asset Mangement Inc., venha, atraves de sua SPE ELETRON Participacoes S.A., a adquirir acoes ordinarias do Capital da Companhia e a aderir a este Acordo, as Partes desde ja concordam que cabera a essa acionista:

     (a) indicar um dos membros do conselho fiscal da CVRD, a ser eleito em assembleia geral da CVRD; e,

     (b) indicar, em lista triplice, empresas de auditoria independente internacionalmente reconhecidas, entre as quais uma sera escolhida pelas Partes, em Reuniao Previa, como previsto no item 5.2 (s).

E, por estarem justas e contratadas, firmam o presente instrumento em 6 (seis) vias de igual teor, na presenca das 02 (duas) testemunhas abaixo.

                                          Rio de Janeiro,     de       de 1997.
                                                          ---    -----

                                          LITEL PARTICIPACOES S.A.


                                          Por:
                                              ----------------------------
                                              Nome:
                                              Cargo


                                          CSN STEEL CORP.


                                          Por:
                                              ----------------------------
                                              Nome:
                                              Cargo


                                          SWEET RIVER INVESTIMENTS, LTD.


                                          Por:
                                              ----------------------------
                                              Nome:
                                              Cargo

Continuacao da pagina de assinaturas do Anexo II ao Acordo de Investimento entre Caixa de Previdencia dos Funcionarios do Banco do Brasil -Previ, Fundacao Petrobras de Seguridade Social - Petros, Fundacao Cesp, Fundacao dos Economiarios Federais - Funcef, Companhia Siderurgica Nacional, e NationsBank Corporation, de abril de 1997

Intervenientes:

                                          VALEPAR S.A.


                                          Por:
                                              ----------------------------
                                              Nome:
                                              Cargo:


                                          COMPANHIA SIDERURGICA NACIONAL


                                          Por:
                                              ----------------------------
                                              Nome:
                                              Cargo:


                                          NATIONSBANK CORPORATION


                                          Por
                                             ----------------------------
                                              Nome:
                                              Cargo:

Testemunhas:


1.                                        2.
  ---------------------                     ----------------------
Nome:                                     Nome:
CPF:                                      CPF:

                                                                FREE TRANSLATION
                                                                   APRIL 8, 2002

                              PRIVATE INSTRUMENT OF
                     SHAREHOLDERS' AGREEMENT OF VALEPAR S.A.

The undersigned:

I. LITEL PARTICIPACOES S.A., a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Avenida Presidente Wilson, 231, 10th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Federal Taxpayers' Register (CNPJ/MF) under no. 00,743,065/0001-27, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE Fundacoes");

II. CSN STEEL CORP., a company duly organized and existing under the laws of Cayman Islands, with head offices at Ugland House, PO Box 309, George Town, Cayman, British West Indies, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE CSN");

III. SWEET RIVER INVESTMENTS, LTD., a company duly organized and existing under the laws of Cayman Islands, with head offices at Ugland House, PO Box 309, George Town, Cayman, British West Indies, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE NATIONS");

(SPE Fundacoes, SPE CSN and SPE NATIONS, individually referred as "Party" and collectively referred to as "Parties")

As Intervening Parties:

IV. VALEPAR S.A., a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Rua Lauro Muller, 116, 36 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Federal Taxpayers' Register (CNPJ/MF) under no. 01,772,413/0001-57, herein represented by its undersigned legal representatives (hereinafter referred to as "Company");

V. COMPANHIA SIDERURGICA NACIONAL, a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Rua Lauro Muller, 116, 36 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Federal Taxpayers' Register (CNPJ/MF) under no.
33,042,730/0001-04, herein represented by its undersigned legal representatives, and in the quality of shareholder holding of all common shares of SPE CSN capital stock (hereinafter referred to as "CSN"); and

VI. NATIONSBANK CORPORATION, a company duly organized and existing under the laws of North Caroline, United States of America, with head offices at 100 North Tryon St., Charlotte, North Caroline, United States of America, member of the controlling group of SPE Nations, through its subsidiary Blue Ridge Investments L.L.C., herein represented by its undersigned legal representatives (hereinafter referred to as "NationsBank"),

WHEREAS:

..    The Parties hold the totality of the shares in which is divided the capital stock of the Company;

..    The Company  wishes to acquire  through the Public Bid ("Bid") of Companhia
     Vale do Rio Doce ("CVRD") common shares which represent the capital stock of CVRD;

..    In order to pay in other common  shares  issued by the Company,  other than those acquired by SPE Fundacoes by means of subscription to common shares paid in with Brazilian currency, the SPE Fundacoes shall contribute to the capital stock of the Company common shares representing, approximately, 10.03% of the common capital stock of CVRD;

..    If the Company wins the Bid and  considering the payment of shares referred to in the previous whereas, the Company shall be the owner of common shares which represent the capital stock of CVRD, becoming thereby the controlling shareholder of CVRD;

..    The  Parties  wish to  regulate  their  respective  rights and  obligations resulting from their shareholding position representing the totality of the capital stock of the Company, and thus responsible for the appointment of the Company's administrators and for their orientation towards the exercise of the controlling power at the Shareholders' Meetings and board of directors' meetings of CVRD;

..    The Parties are  acquainted  with all the rules and conditions set forth in the Public Bidding no. PND-A- 01197/CVRD ("Public Bidding"), as well as with all regulations applicable thereto, and there is no impairment which would restrict the execution and delivery of this Agreement by any of the Parties;

..    The Parties  acknowledge  the  possibility  of Clube de  Investimentos  dos
     Empregados  da  CVRD   ("INVESTVALE")   and/or  BNDES   Participacoes  S.A.
     ("BNDESPAR") hold equity interest in the Company, as set forth in the Public Bid;

..    The parties  shall  execute the  Shareholders'  Agreement  according to the
     Exhibit I of the Public Bid, and should its clauses and conditions conflict with or result in any violations of any provisions hereto, such clauses and conditions, shall prevail for all legal effects of law.

..    One of the  purposes  of the  Parties is to achieve a share  management  of
     CVRD, with due regard to the rights of each one of the Parties, considering the fact that, each one of the Parties, individually, is a minority shareholder of the Company; and

..    The Parties wish to regulate  certain  aspects of their relations as common shareholders of the Company, according to article 118 of Law 6,404 of December 15, 1976.

     NOW THEREFORE, THE PARTIES RESOLVE

to execute this Shareholders' Agreement, which is governed by the clauses and conditions set forth herein, the effectiveness of which is subject to the Company's winning the Bid and if so, this Agreement shall become effective on the date that SPE Fundacoes pays in the capital increase of the Company with its common shares issued by CVRD, which shall occur no later than the day before the Bid Settlement Date.

CLAUSE I DEFINITIONS

     1.1. Notwithstanding other definitions set forth in this Agreement, the following terms are used herein as defined below:

     (a) "Affected Common Shares " means all common shares issued by the Company owned, on the date effectiveness date of this Agreement, by any

          Party, including the new common shares resulting from by splittings, bonuses, amalgamations, spin-offs, mergers and subscriptions or by any other way granted to the Parties, regarding the property of the Affected Common Shares on the effectiveness date hereof and subject thereto;

     (b)  "Agreement" means this Instrument;

     (c) "Shareholders' Meeting" or "Shareholders' Meetings", as the case may be, means respectively, the shareholders' meeting or shareholders' meetings of the Company;

     (d) "Affiliate" or "Affiliates" means, as the case may be, in relation to any Party, any individual, legal entity, investment fund, condominium, securities portfolio and any other kind of organization, resident or with head offices in Brazil or abroad: (i) which is directly or indirectly controlled by such Party; (ii) which directly or indirectly controls the referred Party, also by means of a Shareholders' Agreement; (iii) which is directly or indirectly controlled by any person which directly or indirectly controls such Party; (iv) in which the controlling shareholder of the Party holds, directly or indirectly, a corporate interest equivalent to or exceeding 35% of the capital stock; (v) in which such Party holds, directly or indirectly, a corporate interest equivalent to or exceeding 35% of the capital stock; or which (vi) holds, directly or indirectly, a corporate interest equivalent to or exceeding 35% of such Party's capital stock, being hereby established that the meaning of control used herein is defined in Article 116 of the Brazilian Corporation Law;

     (e) "Business Plan" shall mean the five-year investment and divestiture plan of CVRD, to be revised annually before the approval of the respective annual budget and shall include all the investment, divestiture and financial management policies;

     (f) "Director" or "Directors", as the case may be, means respectively one or more members of the Board of Directors (as defined below);

     (g) "Board of Directors" or "Board" means the board of directors of the Company;

     (h) "Core Business" means (i) mining, (ii) the activities of any or all of the following phases of the iron ore integrated systems of CVRD, mineral deposits, mines, railways, harbours and shipping terminals, and (iii) pelletizing;

     (i) "Business day" means the business day of banking working hours in the city of Rio de Janeiro, considering that for the purposes of this Agreement all terms provided hereunder shall be counted excluding the first day and including the last day;

     (j) "Officer' or "Officers", as the case may be, means respectively one or more members of the Board of Officers (as defined below);

     (k)  "Board of Officers" means the board of officers of the Company;

     (I) "Right of First Refusal" means the right granted to the other Parties by any Party which wishes to sell, assign, transfer, pay in the capital stock of another company with, transmit, or in any other way, dispose of part or all of its Affected Common Shares or any subscription rights resulting therefrom;

     (m) "Subscription Rights" means the right to which the Parties are entitled to subscribe to any securities issued by the Company, provided such securities result from the Affected Common Shares, which on the date of issuance thereof, entitle, may entitle or permit the subscription to security to be issued by the Company which grants to its owner voting right in the Shareholders' Meeting;

     (n) "By-laws" means the by-laws of the Company approved with its acts of incorporation and amendments thereto;

     (o)  "Chairman of the Board" means the chairman of the Board;

     (p) "Prior Meeting" means the meeting of the representatives of the Parties to be held prior to the Shareholders' Meetings and to Board of Directors' meetings and to the shareholders' meetings and to the board of directors' meetings of CVRD, for the purpose of determining the vote by the Parties, by their representatives in the Board and by the Company and by the members of the board of directors of CVRD appointed by the Company, as required by this Agreement;

     1.2. The terms and expressions referred to in this Agreement and not defined above shall have the same meaning set forth in the Public Bidding or in any legal or regulatory provision.

CLAUSE II BASIC PRINCIPLES OF THE COMPANY

     2.1. The Parties agree to establish the following basic principles that shall guide the decisions and the exercise of their respective voting rights in the Shareholders' Meetings and meetings of the Board, as well as by the Company or its representatives in the shareholders' meetings and meetings of the board of directors of CVRD:

     (a) the corporate purpose of the Company is the direct participation in the capital stock of CVRD, being the Company forbidden to develop any other commercial activity or of any kind whatsoever, even with its shareholders;

     (b) CVRD business shall be managed by experienced, independent and skilled professionals who meet the qualifications required for the offices which they hold, to the extent that any eventual employment relationship or any professional contribution or cooperation existing between the Parties and CVRD future administrators shall be fully extinguished prior to their appointments;

     (c) the strategic decisions of CVRD in the industrial, financial, commercial areas, as well the human resources policies, shall always be motivated in the best interest of CVRD, aiming at the Parties' the best return for their investments, through a consistent dividend policy.

     (d) any business relations of the Parties with CVRD shall be conducted and effected under market conditions.

     (e) the strategic decisions regarding CVRD shall have as basic purpose the maintenance and growth of its Core Business, the development of new projects, especially in the mineral area, and the increase of operational margin, preferably reducing costs and maximizing investment returns.

     (f) the management of the Company and of CVRD shall envisage high levels of profitability, efficiency, productivity and competitiveness in their activities and in the companies controlled by the Company and related companies.

     (g) each Party shall take all necessary and effective measures towards the occurrence of the Prior Meetings in time, refraining from actions that in any way prevent, postpone or impair the occurrence of the Prior Meetings.

     (h) the Board of Officers and the management of CVRD shall be responsible for the adequate relationship of CVRD with the consumers, regulatory bodies, minority shareholders, community and public institutions, with which the Company and the CVRD shall deal.

     2.2. The Parties undertake to exercise their respective voting rights in the Shareholders' Meeting, and the voting rights of their representatives in the Board of Directors, so as to comply with the basic principles set forth in item
2.1. above, as well as with the other provisions of this Agreement. The controlled or related companies of CVRD shall comply, as far as applicable with, the basic principles described in item 2.1.

CLAUSE III RIGHT OF FIRST REFUSAL IN THE TRANSFER OF AFFECTED COMMON SHARES AND OF SUBSCRIPTION RIGHTS

     3.1. The Parties shall not sell, assign, transfer, either free of charge or upon compensation, pay in the capital stock of another company with, transmit nor dispose of, in any way, their Affected Common Shares, and shall not sell, assign, transfer, either free of charge or upon compensation, pay in the capital stock of another company with, transmit or dispose of, in any way, their Subscription Rights, except as provided under the terms set forth below.

     3.2. In the event any Party ("Offering Party") receives a valid proposal ("Proposal") from any Party or third parties ("Interested Party') to sell, assign, transfer, either free of charge or upon compensation, pay in the capital stock of another company with, transmit or dispose of, in any way, all or part of its Affected Common Shares or Subscription Rights, the Offering Party shall notify, in writing ("Notice") the other Parties ("Offered Parties"), offering the Affected Common Shares subject to the Proposal ("Offered Shares") or the Subscription Right subject to the Proposal ("Offered Rights"), informing the price, currency, place of payment and any other terms and conditions of the Proposal (including the name of the Interested Party, its full identification, and its commitment to adhere to this Agreement upon acquisition of the Offered Shares or Offered Rights) as well as the intention of the Offering Party to accept the Proposal, to which the Notices shall be attached.

     3.2.1. The Offered Parties (including the Party which has sent the Proposal, as the case may be) shall be entitled to the Right of First Refusal in the acquisition of the Offered Shares or Offered Rights, under the same terms and conditions set forth in the

Proposal, proportionally to their Affected Common Shares vis-a-vis the totality of Affected Common Shares, excluded therefrom the Affected Common Shares held by the Offering Party. The exercise of the Right of First Refusal shall be subject to the procedures set forth below.

     3.2.2. Each Offered Party shall only exercise its Right of First Refusal in respect to all, and not less than all, the Offered Shares or Offered Rights to which the Offered Party is entitled to according to the proportion referred to in item 3.2.1 above, with due regard to the Right of First Refusal in relation to Unsubscribed Securities, as provided below. The Offered Party may not exercise its Right of First Refusal in respect to part of the Offered Shares or Offered Rights to which the Offered Party is entitled to according to the proportion referred to in item 3.2.1.

     3.3. Within thirty (30) days counted as from receipt by the Offered Parties of the Notice sent by the Offering Party, as per item 3.2. above, each Offered Party shall in turn notify in writing ("Notification") the Offering Party, expressing:

     (a) its desire to exercise the Right of First Refusal in respect to all of the Offered Shares and/or Offered Rights to which the Offered Party is entitled to according to the proportion referred to in item 3.2.1; or

     (b) its desire to waive the Right of First Refusal (considering that the absence of a timely sent Notification in this regard shall be deemed as a waiver to the Right of First Refusal), not being permitted at any time the assignment of the Right of First Refusal by the Offered Party to any Party or third parties.

     3.4. If one or more Offered Parties waive its Right of First Refusal for the acquisition of the Offered Shares and/or Offered Rights to which they are entitled, the Offered Shares and/or Offered Rights not subject to the exercise of Right of First Refusal by the Offered Parties ("Unsubscribed Securities") shall be offered to the other Parties which shall have notified the Offering Party as per 3.3.(a) above, and such other Offered Parties shall be notified by the Offering Party, within 15 (fifteen) days upon expiry of the term referred to in item 3.3., so as to exercise their Right of First Refusal in respect to the Unsubscribed Securities.

     3.4.1. Each Offered Party shall only exercise its Right of First Refusal in respect to all, and not less than all, the Unsubscribed Securities. If more than one Offered Party exercise its Right of First Refusal regarding the Unsubscribed Securities, such Offered Parties shall acquire the Unsubscribed Securities proportionally to their Affected Common Shares vis-a-vis the totality of Affected Common Shares, excluded therefrom the equity participation of the other shareholders.

     3.4.2. Within fifteen (15) days counted as from receipt by the Offered Parties of the notice sent by the Offering Party for the exercise of Right of First Refusal regarding the Unsubscribed Securities, as per item 3.4. above, each Offered Party shall notify in writing the Offering Party, expressing:

     (a) its desire to exercise the Right of First Refusal in respect to all, and not less than all, the Unsubscribed Securities (not being permitted the exercise of such right in respect to part of the Unsubscribed Securities); or

     (b) its desire to waive the Right of First Refusal in respect to all the Unsubscribed Securities (considering that the absence of a timely sent notification in this regard shall be deemed as a waiver to the Right of First Refusal), not being permitted at any time the assignment of the Right of First Refusal by the Offered Parties to any Party or third parties.

     3.5. Upon expiry of the term referred to in item 3.4.2. above and should there be any Unsubscribed Securities left over, the Company shall be entitled to acquire such Unsubscribed Securities, provided that:

     (a) the Company represented by any of its Officers duly authorized by the Board of Directors, as per item 5.2.(j) below, informs the Offering Party of its intention within two (2) business days following expiry of the term referred to in item 3.4.2. above; and

     (b) the Company has available sufficient profits or reserves, except for the legal reserve, for the acquisition of the Offered Shares and/or Unsubscribed Securities.

     3.5.1. Exception made to the right of first refusal regarding Unsubscribed Securities, the Parties shall have right of first refusal to acquire common voting shares of the Company which are held in treasury, on the date the Company disposes of such common voting shares, with due regard to the procedure set forth in item 3.3. above.

     3.6. Upon expiry of the terms established in item 3.5., the Offered Shares and/or Offered Rights shall be disposed of within the following fifteen-day period, (i) to the Parties which within the respective period shall have notified the Offering Party or the Company, of their intention to acquire the Offered Shares or the Offered Rights and eventually the Unsubscribed Securities, under the same terms and conditions of the Proposal, and (ii) to the Company, as the case may be.

     3.7. In the event all of the Offered Shares and/or Offered Rights are not disposed of to the Offered Parties or to the Company, as set forth above, the Offering Party shall be deemed free, pursuant to the Proposal, within thirty
(30) days upon expiry of the term referred to in item 3.5. above, to dispose of all the Offered Shares and/or Offered Rights to the Interested Party, or, at its sole discretion, dispose of the Offered Shares and/or Offered Rights with respect to which the Right of First Refusal was not exercised, to the Interested Party, so as to assure the disposal of all Offered Shares and/or Offered Rights by the Offering Party.

     3.8. The purchaser of the Offered Shares shall irrevocably adhere, unconditionally and irreversibly, to this Agreement, by means of an amendment hereto or a letter sent to the Company, in attention to the Officers, and to the other Parties, through the Registry of Deeds and Documents, otherwise shall any such disposal of the Offered Shares be null and void. With respect to Subscription Rights, the purchaser of the Offered Rights shall adhere to this Agreement at the time the securities are converted into common voting shares or such common voting shares are subscribed to.

     3.9. The restrictions on the transfer of Affected Common Shares set forth in item 3.1. above shall not apply to the transfer of one Affected Common Share by a Party to a Director and respective substitute appointed by the same Party, who are not a shareholder of the Company and shall return such shares to the respective Party as of the moment they cease to be Director or substitute, or transfer such shares to the Director and substitute who replace them.

     3.10. Any sale, transfer, assignment, disposal of Affected Common Shares or Subscription Rights which does not comply with the provisions under this Clause III shall be null and void, being the Company forbidden to register any such sale, transfer, assignment or disposal with its books.

     3.11. Each Party shall deliver to the other Parties and to the Company through one of its Officers, copy of all sent Notices and notifications related to the exercise of Right of First Refusal referred to in this Clause.

     3.12 In the event SPE Fundacoes proposes to the other Parties that INVESTVALE and/or BNDESPAR become shareholders of the Company and adhere to this Agreement, provided there is an unanimous approval by the other Parties, such Parties hereby undertake to favourably vote together with SPE Fundacoes for the capital increase of the Company, with the issuance of common shares, for the same price per share paid by the Company at the Bid: (a) to be subscribed to by INVESTVALE and paid-in, up to the limit of 4.5%, with common shares of CVRD acquired from the Offer to the Employees, as well as with common shares of CVRD held by INVESTVALE, by virtue of the payment effected by Fundacao Vale do Rio Doce de Seguridade Social - VALIA; (b) to be subscribed to by BNDESPAR and paid-in, up to limit of 3,24%, with common shares of CVRD currently held by BNDESPAR; (c) to be subscribed to by BNDESPAR, by means of the assignment of the subscription right effected by SPE Fundacoes, and paid-in with up to five hundred million Reais (R$ 500,000,000.00), as per the benefit granted by BNDESPAR to the winner company of the Bid which accepts the participation of CVRD employees. For the purposes of the capital increase(s) of the Company referred to above, the Parties hereby waive their respective preemptive rights
(i) for the subscription of newly issued shares of the Company, issued pursuant to the provisions under (a) and (b) above, and (ii) for the acquisition of subscription rights to be assigned to BNDESPAR, as provided for in (c) above.

     3.13. The Right of First Refusal provided for in this Clause III shall not apply to the share transfer to controlled or controlling companies or to companies under common control.

CLAUSE IV PROHIBITION ON THE CREATION OF LIENS

     4.1 None of the Parties shall pledge or create lien, trust receipt or any other "in rem" guaranty right upon the Affected Common Shares and/or Subscription Rights, except if effected to guarantee obligations undertaken by such Party to enable its participation in the Company and indirectly in the Bid. Such Party is hereby expressly authorized to, at its sole discretion, renegotiate such obligations, being this irrevocable and irreversible authorization extendable also to future renegotiations and restructurings of such loans and financing, be it by its original form or otherwise, be it with the same creditors or otherwise. This authorization is extendable to INVESTVALE if it becomes a shareholder of the Company and adheres to this Agreement.

     4.1.1. In the events under item 4.1. and with due regard to the authorization set forth thereunder, the interested Party shall obtain from its creditor a statement addressed to the Company of creditor's awareness to the right of first refusal set forth in Clause III above and its representation towards compliance.

     4.1.2. So as to permit the exercise of the Right of First Refusal by the other Parties, if the guarantee referred to in 4.1. above is enforced, the price resulting from the respective public sale shall be deemed as a Proposal, as defined in item 3.2.

     4.2. None of the Parties shall create usufruct or any other "in rem" fruition right upon the Affected Common Shares and/or Subscription Rights or otherwise offer them to seizure without the previous, express and unanimous consent of the other Parties, being assured to SPE CSN or to any party which adheres hereto the right to create usufruct upon the right to receive dividends, in any way, upon the Affected Common Shares, so as to guarantee the obligations undertaken by SPE CSN, or by any party which adheres hereto, to enable them to participate in the Company and indirectly in the Bid, at SPE CSN or any party which adheres hereto sole discretion, extendable to future renegotiations and restructurings of such obligations and guarantees, be it by its original form or otherwise, be it with the same creditors or otherwise.

     4.3. In the event of any guarantee enforcement, the purchaser of the shares shall be subject to the provisions set forth herein.

     4.4. Neither CSN nor the shareholders of SPE Fundacoes shall pledge or create lien, trust receipt or any other "in rem" guaranty right upon the shares of SPE CSN and of SPE Fundacoes respectively held by them, except if effected to guarantee obligations undertaken by CSN or by shareholders of SPE Fundagoes, to enable their indirect participation in the Bid. CSN and the shareholders of SPE Fundacoes are hereby expressly authorized to, at their sole discretion, renegotiate such obligations, being this authorization extendable to future renegotiations and restructurings of such loans and financing, be it by its original form or otherwise, be it with the same creditors or otherwise.

     4.5. With respect to the intervening party NationsBank, the conditions set forth in item 4.1 and 4.2 above shall only apply to the Controlling Shares of SPE Nations (controlling shares means 50% plus one of the voting shares issued by SPE Nations). All other shares issued by SPE Nations not integrating to the Controlling Shares of SPE Nations may be freely encumbered, in any way and under any title, not subject to the other Parties' approval.

CLAUSE V PRIOR MEETINGS

     5.1 The Parties shall meet prior to any Shareholders' Meeting or meeting of the Board of Directors, or CVRD's shareholders' meeting or meeting of the board of directors, as the case may be. At the Prior Meetings, each Affected Common Share shall entitle its owner to one (1) vote and the decisions held shall be registered in writing and shall bind the vote of all Parties in the respective Shareholders' Meeting. The Parties also undertake to cause their representatives in the meetings of the Board of Directors, to vote in accordance with the resolutions passed at the Prior Meetings.

     5.2. Except as provided in other items of this Clause V below, the resolutions shall be passed at the Prior Meetings by the majority of those present at the respective meeting, calculated as set forth in 5.1. above.

     5.2.1. The following matters must be necessarily resolved at a Prior Meeting and shall be approved upon a favorable vote of 67% (sixty-seven percent) of all Affected Common Shares held by the shareholders attending the respective meeting, calculated as set forth in 5.1. above.

     (a) Amendments to the By-Laws of the Company or of CVRD, except if legally required;

     (b) Increase of the capital stock of the Company and/or CVRD by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or capital reduction of those companies;

     (c) Issuance of CVRD debentures, share convertible or nonconvertible, subscription bonds, participation certificates upon compensation, call options or any other security;

     (d) Issuance of subscription bonds, call options or any other security by the Company, except for debentures and participation certificates;

     (e) Determining the issuance price for the new shares of the capital stock of the Company and of CVRD, and of any other securities;

     (f) Amalgamation, spin-off, merger to which CVRD is a party, as well as its transformation in another corporate type;

     (g) Soliciting by the Company or CVRD of settlement procedures, dissolution, receivership, bankruptcy and any other voluntary acts for financial reorganization or any suspension thereof,

     (h)  Election and replacement of the Chairman of the Board;

     (i) Election and replacement of the board of directors, including its Chairman, and of the board of officers of CVRD;

     (j) Disposal or acquisition of equity participation in any other company by CVRD, as well as the acquisition of shares of the capital stock of the Company or of CVRD to be held in treasury;

     (k) The participation of CVRD in group of companies or in consortium of any kind;

     (l) Execution of distribution, investment, sales, exportation, technology transfer, trademark license, patent exploration, license to use and lease agreements, to which the Company or CVRD is a party, according to the resolutions passed at Prior Meeting at the quorum provided under this item 5.2.1;

     (m)  Approval and amendment of the Business Plan;

     (n) Determining the compensation of the Directors and the directors of CVRD, as well as of the duties of the Board and of the board of directors of CVRD;

     (o)  Profit sharing to the administrators of CVRD;

     (p)  Defining the compensation of the Officers and of CVRD officers;

     (q)  Change of the corporate purpose of CVRD;

     (r) Dividend distribution other than provided in the By-Laws of CVRD, or its nondistribution, and payment of interest on net equity of CVRD;

     (s) Appointment and replacement of independent auditor of the Company and of CVRD;

     (t) Creation of "in rem" guarantee, granting of guarantees including rendering of sureties by CVRD on third parties' obligations, as well as CVRD's controlled or related companies' obligations;

     (u) Passing of any resolution on matters which, pursuant to law, entitle the shareholder to withdraw from the Company and CVRD, upon reimbursement of its shares;

     (v) Appointment and replacement by the board of officers of CVRD of CVRD representatives in controlled and related companies and in other companies in which CVRD is entitled to appoint administrators;

     (x) Change of the maximum limit of indebtedness of CVRD, of the "debt/equity" ratio and of other conditions set forth in item 5.2.4 below.

     5.2.2. The following matters must be necessarily subjected to Prior Meeting and shall only be approved upon the favorable vote of shareholders holding 100% (one hundred percent) of the Affected Common Shares:

     (a)  Borrowing of loans or credit facilities by the Company;

     (b) Issuance of debentures, convertible or not into shares, by the Company;

     (c) Issuance of participation certificates, in any way whatsoever, by the Company, or free of charge by CVRD;

     (d) Creation of "in rem" guarantee or the rendering of any other guarantees, including the rendering of surety by the Company;

     (e) Amalgamation, spin-off or merger to which the Company is a party, as well as its participation in group of companies;

     (f)  Profit sharing to administrators of the Company; and

     (g)  Transformation of the company into other corporate types.

     5.2.3. In the event SPE Fundacoes disposes of shares which represent up to 10% (ten percent) of the common shares of VALEPAR to BNDESPAR, within 60 (sixty) days as from the date of the Bid, the percentage described in item 5.2.1. above shall be 75% (seventy-five percent) of all Affected Common Shares attending the Prior Meeting, calculated as per item 5.1. above.

     5.2.4. The Parties undertake to cause the Company to vote, through the members of board of directors of CVRD appointed by them to the extent that CVRD shall not suffer an additional net indebtedness, the sum of which with the net indebtedness of CVRD exceeds 40% (forty percent) of the net equity of CVRD, in the manner that the 40/60 "debt-equity" (indebtedness/net equity) ratio in CVRD shall not be affected. For the purposes hereof, net indebtedness means the total indebtedness with third parties, including the debt of CVRD with any of its subsidiaries, controlled and related companies, and any guarantee granted by CVRD to third Parties, less the cash and the short, medium and long term financial investments.

     5.2.5. The Parties undertake to vote and cause their representatives at the Board of Directors to vote (as the case may be) for the purpose of determining the Board of Officers to vote at the shareholders' meeting of CVRD, in the sense that CVRD shall distribute as dividends to its shareholders, 50% (fifty percent) of the net profit of the fiscal year in question. The dividend distribution in amount different from the one hereby stipulated is subjected to approval by the Parties, at a Prior Meeting, at the quorum set forth in item 5.2.1. above.

     5.2.6. The Parties undertake to vote and cause their representatives at the Board of Directors (as the case may be) to vote for the immediate distribution of the total dividends received by the Company from CVRD. The Parties shall instruct the Board of Directors to call a Shareholders' Meeting or a Board meeting (as the case may be) to resolve on the dividend redistribution upon receipt from CVRD, as set forth in Article 123 of Law 6,404, as of December 15, 1976.

     5.3. The Prior Meetings set forth in the previous item are subject to following rules:

     5.3.1. The Prior Meeting shall be held on the third business day immediately prior to each one of the Shareholders' Meetings or Board meetings or shareholders' meeting or board of directors' meetings of CVRD, shall the call be made by one of the Parties.

     5.3.2. The Prior Meeting shall be held on the third business day immediately prior to each one of the Shareholders' Meeting or Board meetings and each shareholders' meeting or board of directors' meetings of CVRD, shall the call be made by third parties.

     5.3.3. The Prior Meeting shall take place in the City of Rio de Janeiro, which address shall be defined by the majority vote of the parties and shall be informed, in writing, to the other Parties, within 3 (three) days before the Prior Meeting.

     5.3.4. The Prior Meeting may be held at any time and at any place should all the Parties be present at the meeting.

     5.3.5. The Prior Meeting shall only be convened with the representation of any 2 (two) Parties.

     5.3.6. The Parties shall receive, with days in advance, from the Company or from the board of directors of CVRD, as the case may be, the agenda of the Prior Meeting and copy of all documents related to the resolutions to be passed.

     5.4. While the matter is not approved at the Prior Meeting, the subject shall not be submitted to the Shareholders' Meeting or the Board or to the shareholders' meeting or to the board of directors meeting of CVRD. Should it be impossible not do resolve on the subject at a Shareholders' Meeting or shareholders' meeting of CVRD, the Parties shall exercise their respective voting rights resulting from the Affected Common Shares in order to suspend the Shareholders' Meeting or the shareholders' meeting of CVRD, until the subject is approved by the Parties at a Prior Meeting.

     5.5. In any event, the resolutions passed at the Prior Meetings shall be registered in writing and shall bind the vote of all Parties in the respective Shareholders' Meeting or the vote of the Directors elected by them in the respective meeting, whenever the resolution is passed at either one of such bodies.

     5.6. The Party which does not attend the Prior Meeting hereby undertakes to vote in the Shareholders' Meeting and cause their representatives to vote in the Board meeting, pursuant to the resolution passed at the Prior Meeting to which the Party was absent.

CLAUSE VI DIRECTORS' ELECTION

     6.1. The Parties undertake to vote and cause their representatives to vote at the Prior Meetings and at the Shareholders' Meetings in which the Directors shall be elected, pursuant to the provisions of this clause.

     6.2. The Board of Directors shall be composed of twelve (12) permanent Directors and respective substitutes appointed according to the following criteria:

     6.2.1. In the first phase, each Party shall appoint a number of Directors equivalent to the quotient obtained by the division of its equity interest percentage in the total Affected Common Shares by 8.33%, considering the fractions for the next phase, as the case may be.

     6.2.2. In the second phase, should there be vacant Board member seats to fill, the indication for the fulfillment of each seat shall be made by the Party which holds the larger fraction remaining from the division effected in the first phase, without any further chance to indicate candidates for the fulfillment of any seats which still remain vacant, for which the same procedure shall apply. In the event of a deadlock among the considered fractions, the indication of the respective Director shall be made by the affected Party which shall have indicated the smallest number of Directors and the defeated Party shall have its indication considered for the subsequent vacant seat, as the case may be.

     6.3. Any Party may, during the respective term of office, substitute the Director(s) appointed by it. In this case, all the Parties shall vote in favor of the name proposed in the Shareholders' Meeting duly called for such purpose, within fifteen (15) days counted as from the communication to the Chairman of the Board by the Party willing to substitute its Director.

     6.4. If possible, the Parties shall not decide any relevant matter related to the Company, until the end of the substitution procedure.

     6.5. The Chairman of the Board shall be appointed by the Directors, in the Board meeting duly called for such purpose, preceded by the necessary Prior Meeting.

CLAUSE VII OFFICERS' ELECTION

     7.1. The Board of Officers of the Company shall be composed of 2 (two) Officers which shall be appointed among the Directors, one of the Officers shall be appointed by the Directors appointed by SPE Fundag6es, and the other Officer appointed among the Directors appointed by SPE CSN.

CLAUSE VIII ELECTION OF THE MANAGEMENT OF CVRD

     8.1. For the purpose of electing the directors of CVRD at the respective shareholders' meetings, the Parties shall indicate all Board members which the Company is entitled to appoint; proportionally to the participation of the Parties in the Company.

     8.2 The chairman of the board of directors of CVRD shall be appointed among the directors, at the board of directors meeting of CVRD, duly called for such purpose, preceded by the necessary Prior Meeting.

     8.3 The chief executive officer of CVRD shall be appointed among the names proposed in a triple list prepared by an international head hunter company ("head hunter") and elected at the board of directors meeting of CVRD duly called for such purpose, preceded by the necessary Prior Meeting.

     8.4 The chief executive officer shall propose to the board of directors of CVRD the names of the other officers of CVRD, who shall be elected at the board of directors meeting of CVRD, called for such purpose, preceded by the necessary Prior Meeting.

CLAUSE IX COMMERCIAL RELATIONS AMONG CVRD AND THE PARTIES OR THIRD PARTIES

     9.1. The commercial relations and businesses in general of CVRD shall always be contracted primarily considering the interests of CVRD and be compatible to the equitable market conditions and practices, verified as of the time such businesses are contracted.

CLAUSE X EXERCISE OF THE VOTING RIGHT

     10.1. In addition to the provisions set forth in this Agreement, the Parties agree to use their voting right deriving from their Affected Common Shares and take all necessary measures towards the perfect compliance with this Agreement, being the Parties forbidden to enter into other voting agreements except for the agreement which may eventually be executed between INVESTVALE and BNDESPAR, should they become shareholders of the Company, and adhere to this Agreement and to the shareholders' agreement attached to the Public Bidding.

     10.1.1. For the purposes of this clause, Affected Common Shares shall also include the common shares issued by CVRD, eventually held in portfolio by the shareholders of each SPE, which have not been contributed to the capital stock of VALEPAR, for which the shareholders of the SPEs shall exercise their respective voting rights according to the resolutions passed at the Prior Meeting set forth herein.

     10.2. In the event any of the Parties or its controlling shareholder becomes part of a bankrupt proceeding, judicial or extra-judicial liquidation, or becomes subject to the interference of the public authorities, or is declared dissolved, all the Affected Common Shares held by such Party shall remain subject to all terms and conditions set forth herein; however, the exercise of the respective voting rights shall be suspended, also at the Prior Meetings.

CLAUSE XI ACQUISITION BY THE PARTIES OF CVRD SHARES

     11.1. The Company shall be entitled to the right of first refusal in respect to the Parties for the acquisition of shares issued by CVRD.

     11.2 Even if the Company is not interested in acquiring shares issued by CVRD, the Parties shall not directly acquire such shares, unless duly authorized by the other Parties at a meeting in which the matter shall be approved by the resolutions quorum set forth in item 5.2.1.

CLAUSE XII COMPANY INSPECTION

     12.1. Party which so desires may at any time by means of the independent auditor of the Company, may inspect books, records and other documents of the Company or CVRD. Such Party shall bear the costs and burdens resulting therefrom and take all necessary measures to not disturb the Company's or CVRD's course of business or management.

CLAUSE XIII TRASFER OF CONTROLLING INTEREST OF THE PARTIES

     13.1. The controlling interest of any of the Parties shall not be amended, without being previously offered to the other Parties all Affected Common Shares held by the Party which controlling interest is to be amended, subject to the provisions set forth in clause III, which refer to the exercise of the Right of First Refusal. For the purpose of exercise of the Right of First Refusal mentioned in this item the price to be established by an appraiser mutually chosen by the Parties shall be considered a Proposal (as defined in item 3.2.).

     13.1.1 While the procedures set forth in Clause hereof are not concluded, the Party which controlling interest is to be transferred, without due regard to item 13.1, shall not participate in the Prior Meetings and the Affected Common Shares held by it shall have its voting right suspended.

     13.2. For the purposes of this clause, the following shall not be deemed as an amendment to the controlling interest of the Parties: (a) of SPE Fundacoes: the transfer of shares of its capital stock among its current shareholders and/or to private social security entities, and (b) of the other Parties: the transfer of shares of its capital stock among its current shareholders, subject to the provision hereinbelow.

     13.3. For the purposes of this Clause:

     (a) The intervening Party CSN shall directly or indirectly hold, at any time, all common shares issued by its respective SPE (which shall directly or indirectly correspond to at least 51% fifty-one percent of the capital stock), and the transfer of any of such shares shall entitle the other Parties to the right of first refusal, pursuant to the terms of item 13.1. above.

     (b) The intervening Party NationsBank, solely or collectively with one other sole investor to be informed by it to the Parties, until the effectiveness date hereof, shall directly or indirectly hold, at any time, the Controlling Shares of SPE Nations (as defined in item 4.5. above), which voting capital shall correspond to at least one third (1/3) of the total capital stock, and the transference of any Controlling Shares of SPE Nations shall entitle the other Parties to the right of first refusal, pursuant to the terms of item 13.1. above.

     (c) It Shall not be deemed as an amendment to the controlling interest of SPE CSN the transfer of shares of its capital stock to its controlling shareholder and/or to controlled companies by SPE CSN and/or to a controlled company of its controlling shareholder, and the same provisions applicable to the respective SPE pursuant to the terms hereof shall apply to the new shareholder,

     (d) It shall not be deemed as an amendment to the controlling interest of SPE Nations the transfer of shares of its capital stock to its controlling shareholder and/or to controlled companies by SPE Nations and/or to controlled company of its controlling shareholder, nor, in case of shareholders of SPE Nations incorporated as an investment fund or a similar collective investment vehicle, the transfer of quotas of the fund or vehicle, or the transfer of the shares of the capital stock of SPE Nations to funds administrated by the same professional trustee of the shareholder of SPE Nations, provided that such trustee maintains in such cases the ownership of the majority voting quotas representing the equity of the fund acquiring such shares of the capital stock of SPE Nations, and the same provisions applicable to the respective SPE pursuant to the terms hereof shall apply to the new shareholder, and

     (e) The Parties, except for SPE Nations, to which the provision of (b) above shall apply, may issue shares of its capital stock without votings rights up to the limit of 49% (forty-nine percent) of its total capital stock.

CLAUSE XIV REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

     14.1. Each Party represents and warrants that:

          (i) it is a legal entity duly organized, validly existing in good standing, pursuant to laws of the jurisdiction of its incorporation;

          (ii) it is vested with all necessary powers and authorizations to hold the Affected Common Shares and to comply with the obligations set forth herein;

          (iii) the execution and compliance with this Agreement have been duly authorized by all of its own and controlling shareholders' corporate acts (if necessary) and (a) do not violate nor shall violate any law, rule, settlement, decision, ruling, agreement, order or decree applicable thereto, nor (b) violate its By-laws and other acts of incorporation;

          (iv) this Agreement is a legal and binding obligation upon the undersigned Parties, being enforceable against them, pursuant to the provisions hereof; and

          (v) there is no pending dispute to which such Party or Affiliate is subject, which could, if adversely decided, cause an adverse substantial effect regarding the financial condition of such Party or its ability to comply with its obligations set forth herein.

CLAUSE XV CONFIDENTIALITY

     15.1. The Parties, by their directors, officers, employees and representatives, agree to keep confidential and not to disclose to third parties, without the prior and express consent of all Parties, privileged information referring to the activities and businesses of the Company or of CVRD to which they have access in the quality of shareholder of the Company and of CVRD.

CLAUSE XVI AMENDMENT

     16.1. Any amendment to this Agreement may only be effected or shall bind the Parties if executed in writing by all the undersigned Parties hereto.

CLAUSE XVII WAIVERS

     17.1. Any of the Parties not demanding, at any time, the fulfillment of the provisions set forth herein or not exercising an option, an alternative or a right to which it is entitled to pursuant to this Agreement, shall not be deemed as a waiver of any provisions hereof, nor shall affect the validity hereof or the right, in whole or part, assured to any of the undersigned Parties to further demand the compliance with all or part of this Agreement, as well as to exercise such option, alternative or right, unless otherwise provided hereunder. No waiver of this Agreement shall be deemed effective in relation to the other Parties, unless such waiver is effected in writing and by the legal representative of the waiving Party.

CLAUSE XVIII - ASSIGNMENT

     18.1. The rights and obligations hereunder to which the Parties are subject shall not be transferred or assigned, in whole or part, except as provided hereunder or with the previous consent of the other Party in writing.

CLAUSE XIX NOTICES

     19.1. All notices set forth herein or hereby permitted shall be in writing and shall be considered complete when transmitted by telex, telegram, fax or by data electronic transmission (each case subject to the appropriate receipt code or any other confirmation receipt), or if delivered in hand or sent by registered mail to the address of the Parties or of the individuals duly authorized to receive such notice, at the addresses to be informed by each Party to the Company's Board of Officers.

CLAUSE XX TERM

     20.1. This Agreement shall have a twenty-year term of validity as of the date of is effectiveness, extendable for equal ten-year periods, at the Parties' discretion.

CLAUSE XXI FILING

     21.1. Pursuant to the provisions of article 118 of Law No. 6404, of December 15 1976, one counterpart of this Agreement shall be filed with at the head offices of the Company The obligations arising herefrom shall be registered with the Nominative Shares Registry Book of the Company and with the respective Certificate of Shares. Such filings shall impair the practice of any acts contrary to the provisions hereof, and the Company is lawfully autorized not to affect, in such case, the registration of such acts, and, thus, to deny the transfer of ownership of any of the rights on the Affected Common Shares and/or the Subscription Rights.

CLAUSE XXII BINDING EFFECT

     22.1. The terms and conditions provided for herein shall inure to the benefit of and shall, irrevocably and irreversibly, bind the undersigned Parties and their successors at any title and assigns.

CLAUSE XXIII APPLICABLE LAW

     23.1. This Agreement and the rights and obligations of the Parties and of the Company arising herefrom shall be governed and construed pursuant to the laws of the Federative Republic of Brazil.

CLAUSE XXIV ARBITRATION

     24.1. Any controversy arising among the Parties in relation to this Agreement which is not amicably solved, shall be submitted to arbitration, pursuant to the rules of Law No. 9307, of September 26, 1996.

     24.2. The arbitration shall be governed pursuant to the regulation of the Arbitration Commission of the Commercial Association of Rio de Janeiro, and shall operate with one or more arbitrators appointed as per the provisions of such regulation.

     24.3. The disputing Parties may mutually agree to reach settlement before arbitration is convened, and the conciliator shall be appointed pursuant to item
24.2 hereof.

CLAUSE XXV TEMPORARY PROVISIONS

     25.1. The Parties undertake to cause as soon as possible the calling for the Shareholders' Meeting of the Company, so as to adapt its the By-laws to the provisions herecfi. In the event of any conflict the following shall prevail:
(a) the provisions hereof over the provisions of the By-laws (except for the essential provisions set forth in the Public Bidding) and (b) the provisions of the Shareholders' Agreement, which draft is attached to the Pubic Bidding, over the provisions hereof.

CLAUSE XXVI SPECIFIC PROVISIONS

     26.1. In the event SWEET RIVER FUND, investment fund incorporated under the laws of Cayman Islands, which is administrated by Opportunity Asset Management Inc., acquires, through its SPE ELETRON Participacoes S.A., common shares issued by the Company, and adheres to this Agreement, the Parties agree that such shareholder shall:

     (a) appoint one of the members of the audit committee of CVRD, to be elected at the shareholders' meeting of CVRD; and

     (b) indicate in a triple list independent international auditing firms, one of whir-ti shall be chosen by the Parties at a Prior Meeting, as provided for in item 5.2.(s) hereof.

IN WITNESS WHEREOF, the Parties execute this instrument in six (6) counterparts, of same content and effect, before the two (2) undersigned Witnesses.

                         Rio de Janeiro, April 24, 1997

LITEL PARTICIPACOES S.A.


By:
Name:
Title:


CSN STEEL CORP.


By:
Name:
Title:


SWEET RIVER INVESTMENTS, LTD.


By:
Name:
Title:


VALEPAR S.A.


By:
Name:
Title:


COMPANHIA SIDERURGICA NACIONAL


By:
Name:
Title:


NATIONSBANK COMPANY LITEL PARTICIPACOES


By:
Name:
Title:

WITNESSES


1.
   -------------------
Marilza Cabral da Conceicao Ricardo
Individuals Taxpayers' Register (CPF) No. 258.909.307-10


2.
   -------------------
Eliane Ribeiro Bacelar
Individuals Taxpayers' Register (CPF) No. 375.987.087-20

             TERMO DE ADESAO AO ACORDO DE ACIONISTAS DA VALEPAR S.A.

ELETRON S.A. companhia aberta com sede na cidade do Rio de Janeiro na Avenida Presidente Wilson 231, 28 andar (parte) CGC/MF 00.514.998/0001-42 (doravante "SPE Opportunity"), vem pela presente aderir ao Acordo de Acionistas da VALEPAR S.A., assinado em 24 de abril de 1997, com as alteracoes abaixo especificadas, que sao neste alo Integralmente aceiras e aprovadas pelas Partes que ao final deste Instrumento tambem o subscrevem para todos os efeitos legais, inclusive para alterar e aditar as clausulas do Acordo de Acionistas modificadas neste Instrumento.

Os termos definidos no Acordo de Acionistas possuem neste Instrumento o mesmo significado.

                                        I

Sao procedidas as seguintes alteracoes no Acordo de Acionistas:

1. Inserir:

"2.3. As Partes desde logo obrigam-se a votar e fazer com que os seus representantes no Conselho de Administracao votem, para o fim de determinar a Diretoria da Companhia que vote nas assembleias gerais da CVRD no sentido de que a CVRD proponha e aprove a alteracao do estatuto ou contrato social de suas controladas diretas ou indiretas, de modo a adapta-los aos mesmos principios basicos definidos para a Companhia nos termos desta Clausula II, observados os acordos de acionistas eventualmente em vigor."

2. Inserir:

"3.14. Apos a ocorrencia do Resgate definido no item 13.4. abaixo e na hipotese em que: (a) a Parte Ofertante sela a SPE CSN, (b) a alienacao das Acoes Ofertadas nos lermos da Proposta retire da SPE CSN o poder de, individualmente, em decorrencia de sua participacao no capital social da Companhia, bloquear a aprovacao das materias listadas no Item 5.2.1. abaixo, e (c) a Parte Ofertada SPE Opportunity detenha Acoes Ordinarias Afetadas do capital da Companhia em percentual que corresponda, na data da Liquidacao Financeira do Leilao e apos os aumentos do capital da Companhia de que tratam os Itens 8.1 do Acordo de Investimento e 3.12 do Acordo de Acionistas (esse ultimo se for o caso), a acoes ordinarias do capital da CVRD no valor maximo de R$ 350.000.000 00 (trezentos e cinquenta milhoes de reais) ao preco final obtido no Leilao, a SPE Opportunity tera o direito de, alternativamente ao exercicio do direito de preferencia, exigir da Parte Ofertante SPE CSN que inclua a totalidade das Acoes Ordinarias Afetadas de propriedade da Parte Ofertada SPE Opportunity para alienacao ao Proponente, nas mesmas condicoes da Proposta do citado Proponente, sem o que a Parte Ofertante SPE CSN nao podera realizar a alienacao de suas acoes ao Proponente."

3. Inserir:

"3.15. A qualquer tempo apos dois anos da data da Liquidacao Financeira do Leilao e condicionado a previa ocorrencia do Resgate (definido no item 13.4. abaixo) e que a Parte Ofertada SPE Opportunity detenha Acoes Ordinarias Afetadas do capital da Companhia em percentual que corresponda, na data da Liquidacao Financeira do Leilao e apos os aumentos do capital da Companhia de que tratam os itens 8.1 do Acordo de investimento e 3.12 do Acordo de Acionistas (esse ultimo se for o caso), a acoes ordinarias do capital da CVRD no valor maximo de R$ 350-000.000,00 (trezentos e cinquenta milhoes de reais) ao preco final obtido no Leilao, a SPE Opportunity, para os fins deste item 3.15., devera notificar a SPE CSN, caso receba proposta feita por terceiros nao acionistas da Companhia ("Terceira Comprador") para a alienacao da totalidade ou parte de suas Acoes Ordinarias Afetadas que, em conjunto com a participacao da SPE CSN, nao ultrapasse a 45% do capital social da Companhia, ate a data em que se completarem cinco anos da dela da Liquidacao Financeira do leilao, e 49% do capital social da Companhia apos essa data.

3.15.1. A SPE CSN devera, dentro de trinta dias da data de tal notificacao, fazer uma oferta por escrito, em carater Irrevogavel e irretratavel, para a compra das respectivas Acoes Ofertadas ou Informar a SPE Opportunity, por escrito, que nao deseja comprar as referidas Acoes Ofertadas.

3.15.2. No caso de a SPE CSN nao se manifestar por escrito, presumir-se-a, para todos os efeitos legais, ter a SPE CSN renunciado a seu direito de fazer uma oferta para a compra das Acoes Ofertadas.

3.15.3. No caso de haver oferta de compra feita pela SPE CSN, a mesma devera se( revelada a SPE Opportunity simultaneamente a revelacao pela SPE Opportunity a SPE CSN, dos termos e condicoes da proposta do Terceiro Comprador, bem como o nome e a relacao completa dos acionistas que detenham, direta ou indiretamente, participacao societaria correspondente ou superior a 5% (cinco por cento) do capital do Terceiro Comprador ("Data da Revelacao").

3.15.4. Se o preco oferecido a SPE Opportunity pelo Terceiro Comprador for igual ou em ate 10% (dez por cento) superior ao Preco de Oferta da SPE CSN, a SPE CSN, tera, entao, o direito de fazer, no prazo de 10 dias uteis contados da Data da Revelacao, uma proposta de compra que iguale o preco e condicoes do Terceiro Comprador ("Oferta").

3.15.5. Caso a SPE CSN venha a fazer tal Oferta, respeitados os termos do item
3.15.4 acima, esta sera obrigatoriamente aceita pela SPE Opportunity. Uma vez aceita a Oferta da SPE CSN, a mesma sera considerada Proposta nos termos do item
3.2. acima, sujeitando-se, assim, ao Direito de Preferencia das demais Partes.

3.15.6. Nao sendo exercido o direito aqui assegurado nos itens 3.15.4 e 3.15.5. ou sendo a proposta do Terceiro Comprador superior em 10% (dez por cento) ou mais que o Preco da oferta da SPE CSN, a SPE Opportunity devera seguir o procedimento previsto na Clausula III deste Acordo no que se refere ao Direito de Preferencia, excluindo-se a SPE CSN, em ambos os casos, do exercicio do citado Direito de Preferencia."

4. Substituir os itens 5.2.2. (a), (c) e (d), que passarao a vigorar com a seguinte redacao, e inserir o item 5.22. (h):

"(a) contratacao de emprestimos, financiamentos ou operacoes de arrendamento mercantil pela Companhia ou ainda a realizacao de outras operacoes que tenham economicamente natureza similar ou equivalente;"

"(c) emissao de partes beneficiarias a qualquer titulo pela Companhia ou pela CVRD;"

"(d) constituicao de gravames, vinculos, restricoes ou onus reais ou pessoais sobre quaisquer ativos da Companhia e/ou prestacao de garantias pela Companhia, Inclusive fiancas ou avais;"

"(h) alienacao, a qualquer titulo, das acoes da CVRD de propriedade da
Companhia."

5. Inserir:

"6.2.3. Independente do disposta no item 26.1.1. abaixo, fica assegurado a SPE Fundacoes o direito de Indicar, no minimo, numero de membros do Conselho igual a sua participacao na Companhia, mesmo que isto implique em aumento do numero de Conselheiros estabelecido no item 6.2."

6. inserir:

"8.5. A gestao dos negocios da CVRD sera exercida por profissionais experientes, independentes e capacitados, que atendam as qualificacoes necessarias para os cargos por eles ocupados, sendo que eventuais vinculos de emprego ou referentes a qualquer outra forma de colaboracao profissional existente entre as Partes e os futuros administradores da CVRD deverao ser definitivamente extintos antes de sua indicacao.

8.5.1. Caso o Citibank N.A. venha a investir no capital da SPE Opportunity o montante total de R$200.000.000,00 (duzentos milhoes de reais) mediante (a) o aporte R$100.000.000,00 (cem milhoes de reais) na SPE Opportunity ate a data da Liquidacao Financeira do Leilao; e (b) o aporte de outros R$100.000.000,00 (cem milhoes de reais) em ate 45 dias apos a data da Liquidacao Financeira do Leilao, para o fim de permitir a que a SPE Opportunity compre Acoes Ordinarias Afetadas de propriedade da SPE CSN e/ou da SPE Fundacoes, entao, a SPE CSN e/ou a SPE Fundacoes, solidariamente, deverao segregar, a seu unico e exclusivo criterio quanto ao raleio, uma quantidade de Acoes Ordinarias Afetadas que corresponda a R$100.000.000,00 (cem milhoes de reais) com base no preco final obtida no Leilao, para serem compradas pelo Citibank N.A., direta ou indiretamente, sendo que nesse caso nao se aplicara o Direito de Preferencia na Transferencia de Acoes Ordinarias Afetadas previsto no Acordo de Acionistas, para que a operacao de transferencia das Acoes Ordinarias Afetadas ao Citibank N.A, de forma direta ou indireta, atraves da SPE Opportunity seja livremente efetuada.

8.5.1.1. O preco de compra das Acoes Ordinarias Afetadas, objeto da compra e venda de acoes referida em (b) do Item 8.5.1. sera de R$100.000.000,00 (cem milhoes de reais) acrescidos de juros e de atualizacao monetaria a taxas a serem pactuadas pelas partes compradora e vendedora(s) dessas Acoes Ordinarias Afetadas no momento da manifestacao pela SPE CSN e/ou SPE Fundacoes quanto ao rateio referido neste item. O Citibank N.A. arcara com todos os encargos tributarios Incidentes sobre esse transacao de compra e venda de acoes.

8.5.1.2 Implementados os passos referidos no item 8.5.1. e 8.5.1.1. acima e enquanto o Citibank N.A. mantenha investimentos na SPE Opportunity no montante de R$101.000 000,00 (cento e um milhoes de reais), a SPC CSN se compromete e se obriga, diretamente e atraves de seus conselheiros, a votar, em conjunto com a SPE Opportunity, pela nao renovacao do mandato de, no maximo, dois diretores da CVRD, com excecao do Diretor Presidente da CVRD, cujos nomes lhe tenham sido Indicados, por escrito, pela SPE Opportunily, ate um mes antes da realizacao da reuniao do Conselho de Administracao que deliberar sobre a materia ("Indicacao de Nao-Reconducao").

8.5.2. Implementados os passos referidos no item 8.5.1 e observadas as condicoes previstas no item 8.5.1.1.e 8.5.1.2, o Fundo de investimento em Acoes - Carteira Livre que detem o controle acionario da SPE Opportunity ("Fundo Prime") constituira um Comite de Investimentos ("Comite"), para o qual e neste ato Indicado como membro permanente o Sr. Jair Antonio Bilachi, portador da Carteira de Identidade no. 8726640 expedida pelo Instituto Ricardo Gumpleton Daunt - SP, inscrito no CPF/MF sob o no. 784.914.958-00, ou por Diretor da Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI por ele indicado, ou, na sua falta ou Impedimento, Diretor indicado pela unanimidade da Diretoria - PREVI.

8.5.2.1 Ao membro permanente indicado na forma do item 8.5.2 cabera, alem das mesmas prerrogativas asseguradas aos demais membros do Comite, o direito de velar as eventuais recomendacoes formuladas pela SPE Opportunity na forma do item 8.5.1.2 para a nao renovacao do mandado de qualquer dos diretores da CVRD.

7 Substituir o Item 12.1., que passara a ter a seguinte redacao:

"12.1. A parte que desejar podera, a qualquer tempo, exigir que a Companhia, por meio do auditor Independente da Companhia ou da CVRD, conforme o caso, efetivamente fiscalize os respectivos livros, registros e outros documentos da Companhia ou da CVRD, sendo disponibilizados de forma ampla e integral os livros, registros e outros documentos a Parte requerente, desde que esta arque com todos os custos e onus correspondentes, tomando as medidas necessarias para nao estorvar o funcionamento da Companhia ou da CVRD, ou da administracao de qualquer delas."

8. Inserir:

"13.4. Nao sera considerada transferencia do controle da SPE Opportunity a ocorrencia simultanea, ate o 25 no. mes calendario contado da data da Liquidacao Financeira do Leilao, da alienacao da maioria das quotas de emissao do Fundo Prime para ate duas companhias brasileiras, e o resgate de tais quotas (alienacao e resgate doravante referidas como "Resgate"), de modo que a(s) companhia(s) adquirente(s) passe(m) a ser acionista(s) da Companhia diretamente, desde que a(s) companhia(s) adquirente(s) adira(m) a este Acordo, com a interveniencia de seu(s) acionista(s) controlador(es).

13.4.1. Considerar-se-a alienacao do controle da SPE Opportunity

(a) enquanto nao se realizar o Resgate, a alienacao de quaisquer das quotas do Fundo Prime, bem como de quaisquer das quotas e/ou participacoes societarias que assegurem que o Sweet River Fund e o acionista controlador da SPE Opportunity; e

(b) a qualquer tempo, a alienacao, por Opportunity Asset Management Inc., de metade mais uma das quotas votantes de emissao do Sweet River Fund.

"9. Substituir a Clausula 26.1 que passara a ter a seguinte redacao:

"26.1 Desde que a SPE Opportunity venha a aportar R$100.000.000,00 (cem milhoes de reais) na Companhia ate a data da Liquidacao Financeira do Leilao e enquanto a SPE Opportunity detiver participacao no capital social da Companhia em percentual que corresponda, na data da Liquidacao Financeira do Leilao e apos os aumentos do capital da Companhia de que tratam os itens 8.1 do Acordo de Investimento e 3.12 do Acordo de Acionistas (este ultimo, se for o caso), em acoes ordinarias do capital social da CVRD ao valor de R$ 50.000.000,00 (cinquenta milhoes de reais) ao preco final obtido no Leilao, a SPE Opportunity tera direito a:

(a) indicar um dos membros do conselho fiscal da CVRD, a ser eleito em assembleia geral da CVRD; e

(b) indicar, a cada tres anos, em lista triplice, empresas de auditoria independente internacionalmente reconhecidas, dentre as quais uma sera obrigatoriamente escolhida pelas Partes, em Reuniao Previa, como previsto no item 5.2 (s), para o periodo subsequente de tres anos.

10. Inserir:

26.1.1 Apos o Resgate, desde que (a) a SPE Opportunity venha a aportar R$100.000.000,00 (cem milhoes de reais) na Companhia ate a data da Liquidacao Financeira do Leilao e (b) a SPE Opportunity detenha na data da respectiva eleicao dos membros do Conselho de Administracao, participacao no Capital social da Companhia em percentual que corresponda, na data da Liquidacao Financeira do Leilao e apos os aumentos do capital da Companhia de que tratam os itens 8.1 do Acordo de Investimento e 3.12 do Acordo de Acionistas (este ultimo, se for o caso), em acoes ordinarias do Capital social da CVRD ao valor de R$100.000.000,00 (cem milhoes de reais) ao preco final obtido no Leilao, a SPE Opportunity tera o direito de indicar um dos membros do Conselho de Administracao de Companhia e seu respectivo suplente, aplicando-se os criterios estipulados no Item 6.2 apenas as Partes, exceto com relacao e SPE Opportunity.

                                       II

As Partes desse Termo de Adesao obrigam-se a, no prazo maximo de 60 dias da data da Liquidacao Financeira, proceder a consolidacao do Acordo, de modo a incluir todas as disposicoes contidas neste termo de Adesao, com a interveniencia do Banco Opportunity S.A., na condicao de administrador Fundo Prime que detem o controle acionario da SPE Opportunity.

                                       III

As demais clausulas do Acordo de Acionistas nao alteradas por esse termo de Adesao permanecem inalteradas, sendo expressamente ratificadas neste instrumento, que passa a ser parte integrante do Acordo de Acionistas.

E por estarem assim justas e controladas, assinam o presente em 4 (quatro) vias, de igual teor e forma, na presenca de 2 (duas) testemunhas.

                                          Rio de Janeiro, 29 de abril de 1997.

                                          ELETRON S A
                                          Nome (s)
                                          Cargo(s)


                                          LITEL PARTICIPACOES S.A.
                                          Nome (s)
                                          Cargos(s)

Folha de continuacao do Termo de Adesao ao Acordo de Acionistas da SPE Opportunity celebrado em 29 de abril de 1997.

                                          CSN STEEL CORP
                                          Nome (s)
                                          Cargo(s)


                                          SWEET RIVER INVESTIMENTS, LTD
                                          Nome (s)
                                          Cargo(s)


                                          VALEPAR S A
                                          Nome (s)
                                          Cargo(s)


                                          COMPANHIA SIDERURGICA NACIONAL
                                          Nome (s)
                                          Cargo(s)


                                          NATIONSBANK CORPORATION
                                          Nome (s)
                                          Cargo(s)


                                          BANCO OPPORTUNITY
                                          Nome (s)
                                          Cargo(s)

Testemunhas:

1
  --------------------------------
2
  --------------------------------

                                                                Free Translation
                                                                   April 8, 2002

         INSTRUMENT OF ADHESION TO VALEPAR S.A. SHAREHOLDERS' AGREEMENT

ELETRON S.A., a joint-stock corporation with head office in the city of Rio de Janeiro at Avenida Presidente Wilson 231, 28th floor (part), enrolled with the Brazilian Federal Taxpayers' Register (CGC/MF) under no. 00,514,998/0001-42 (hereinafter "SPE Opportunity"), hereby agrees to adhere to VALEPAR S.A. Shareholders' Agreement, executed on April 24 1997, with the amendments mentioned below, herein fully accepted and approved by the PARTIES which, at the end of this Instrument also sign for all legal effects including the alteration and amendment of the sections of the Shareholders Agreement herein amended.

The terms defined in the Shareholders Agreement shall have the same meaning defined herein.

                                        I

The following alterations in the Shareholders' Agreement are effected:

1. Insert:

     "2.3 From the date hereof the Parties shall vote and cause their representative in the Board of Directors to vote, as to determine the Board of Officers' vote in CVRD general meetings in the sense that CVRD proposes and approves the changes in the bylaws or articles of association of its directly or indirectly controlled companies, so as to adapt them to the same basic principles defined for the Company under Clause II, with due regard to the shareholders' agreements that may be in force."

2. Insert:

     "3.14. After the occurrence of the Redemption defined in item 13.4 below and in the event (a) the Offering Party be SPE CSN, (b) the disposal of the Offered Shares as per the Proposal eliminates from SPE CSN the power to, individually, as a result of its participation in the capital stock of the Company, impair the approval of the matters listed in item 5.2.1 below, and (c) the Offered Party SPE Opportunity holds Affected Common Shares of the Company's capital stock in a percentage which corresponds, on the Bid Settlement date and after the Company's capital increases referred to in items 8.1 of the Investment Agreement and 3.12 of the Shareholders' Agreement (should the latter be the case) to common shares of CVRD's capital stock in the maximum amount of R$ 350,000,000.00 (three hundred and fifty million reais) at the final price obtained at the Bid, SPE Opportunity shall be entitled to, alternatively to the exercise of the right of first refusal, demand from the Offering Party SPE CSN the inclusion of all Affected Common Shares owned by the Offering Party SPE Opportunity for disposal to the Offeror, under the same conditions of the Proposal of the said Offeror, being the Offering Party SPE CSN forbidden to dispose of its shares to the Offeror without such inclusion."

3. Insert:

     "3.15 At any time after 2 years of the Bid Settlement date and subject to the prior occurrence of the Redemption (defined in item 13.4 below) and to the Offering Party SPE Opportunity's holding of Affected Common Shares of the Company's capital stock in a percentage which corresponds, on the Bid Settlement date and after the Company's capital increases referred to in items 8.1 of the Investment Agreement and 3.12 of the Shareholders' Agreement (should the latter be the case) to common shares of CVRD's capital in the maximum amount of R$ 350,000,000.00 (three hundred and fifty million reais) at the final price obtained at the Bid, SPE Opportunity for the purposes of this item 3.15, shall notify SPE CSN, should it receive a proposal made by third parties non shareholders of the Company ("Interested Third Party") for the disposal of all or part of its Affected Common Shares which, together with SPE CSN participation, do not exceed 45% of the Company's capital stock, before the fifth anniversary of the Bid Settlement, and 49% of the Company's capital stock after that date.

     3.15.1. Within thirty days of the date of such notification, SPE CSN shall make an irrevocable and irreversible offer in writing to buy the respective Offered Shares or inform SPE Opportunity in writing that it is not willing to buy said Offered Shares.

     3.15.2. In the event SPE CSN does not express itself in writing, it shall be deemed for all legal effects that SPE CSN has waived its right to make an offer for the purchase of the Offered Shares.

     3.15.3. Should there be a purchase offer by SPE CSN, such offer shall be revealed to SPE Opportunity simultaneously as SPE CSN reveals to SPE Opportunity the terms and conditions of the proposal of Interested Third Party, as well as the name and complete list of shareholders which directly or indirectly own corporate interest equal to or exceeding 5% (five percent) of the Interested Third Party's capital ("Disclosure Date")

     3.15.4. Should the price offered to SPE Opportunity by the Interested Third Party be equal to or up to 10 % (ten percent) higher than the Offering Price of SPE CSN, SPE CSN shall then have the right to make a purchase proposal equal to the Interested Third Partys price and conditions ("Offer"), within 10 business days of the Disclosure Date.

     3.15.5. Should SPE CSN make such Offer, with due regard to item 3.15.4 above, such Offer shall be mandatorily accepted by SPE Opportunity. Upon acceptance of SPE CSN Offer, it shall be deemed as a proposal as per item 3.2 above, being thus subject to the Right of First Refusal of the other Parties.

     3.15.6. Should the right under items 3.15.4 and 3.15.5 not be exercised or being the Interested Third Party proposal at least 10% higher than SPE CSN's Offering Price. SPE Opportunity shall follow the procedure set forth in Clause III of this agreement in connection with the Right of First Refusal, being SPE CSN in both cases excluded from the exercise of said Right of First Refusal."

4. Replace items 5.2.2 (a), (c) and (d) which shall come into force with the following wordirg, and insert item 5.2.2 (h):

     "(a) the borrowing of loans, financing, or leasing transactions by the Company or the execution of other transactions of similar or equivalent economic nature'"

     "(c) issuance of participation certificates at any title by the Company or by CVRD"

     "(d) the creation of encumbrance, bindings, restrictions or "in rem" or perscral liens upon any assets of the Company and/or the rendering of guarantees by the Company, including sureties or "aval" guarantees;

"(h) disposal of, in any way whatsoever, shares issued by CVRD held by the Company;"

5. Insert:

     "6.2.3. Despite the provisions under item 26.1.1 below, SPE Fundacoes has the right to appoint at least a number of members of the Board equal to its equity participation in the Company, even if resulting in an increase of the number of directors set forth in item 6.2"

6. Insert:

     "6.5 CVRD business shall be managed by experienced, independent and skilled professionals who meet the qualifications required for the offices which they hold, to the extent that any eventual employment relationship or any other way of professional contribution or cooperation existing between the parties and CVRD future administrations shall be fully extinguished prior to their appointments."

     "8.5.1 Should Citibank N.A. decide to invest in SPE Opportunity's capital stock the total of R$ 200,000,000.00 (two hundred million reais) through (a) the contribution of R$ 100,000,000.00 (one hundred million reais) to SPE Opportunity before the Bid Settlement date; and (b) the contribution of additional R$ 100,000,000.00 (one hundred million reais) within 45 days of the Bid Settlement date, so as to allow SPE Opportunity to purchase Affected Common Shares owned by SPE CSN and/or SPE Fundacoes, then SPE CSN and/or SPE Fundacoes shall, in joint liability, separate, at their sole and exclusive criterion with respect to the apportionment, a quantity of Affected Common Shares corresponding to R$ 100,000,000.00 (one hundred million reais) based on the final price obtained at the Bid, to be purchased by Citibank N.A., directly or indirectly, in which case the Right of First Refusal for the transfer of Affected Common Shares set forth in the Shareholders Agreement shall not apply, so that the transaction of Affected Common Shares transfer to Citibank N.A., directly or indirectly, through SPE Opportunity is effected without any restrictions whatsoever.

     8.5.1.1 The purchase price of Affected Common Shares, subject to the share purchase and sale referred to in (b) of item 8.5.1 shall be R$ 100,000,000.00 (one hundred million reais) plus interest and monetary adjustment at rates to be agreed upon by the purchaser and seller of such Affected Common Shares, at the moment SPE CSN and/ or SPE Fundacoes express their position in connection with the apportionment referred to in item. Citibank N.A. shall bear of all tax burdens levied on this purchase and sale transaction.

     8.5.1.2 Once the steps mentioned in items 8.5.1 and 8.5.1.1 above are taken and as long as Citibank N.A. maintains investments in SPE Opportunity in the amount of R$ 101,000,000.00 (one hundred and one million reais), SPE CSN agrees and undertakes, directly and through its directors, to vote jointly with SPE Opportunity in favor of the non-renewal of the term of, a maximum of two officers of CVRD, except for the CEO of CVRD, whose names shall have been recommended to CVRD, in writing, by SPE Opportunity, one within one month prior to the board of directors' meeting which shall pass resolutions on the matter ("Recommendation of Non-Reelection")

     8.5.2 Once the steps mentioned in item 8.5.1 are taken and the conditions set forth in items 8.5.1.1 and 8.5.1.2 are complied with, equity investment fund
- Free portfolio which holds the corporate control of SPE Opportunity ("Prime Fund") shall create an Investment Committee ("Committee") to which is herein appointed as permanent member Mr. Jair Antonio Bilachi, bearer of Identity Card ID No. 8726640 issued by the Institute Ricardo

Gumpleton Daunt, SP enrolled with the Individual Taxpayers' Register under no. 784,914,958-00, or by an Officer of Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI appointed by him, or, in his absence or impeachment, by an Officer appointed by the totality of PREVI's Board of Officers.

     8.5.2.1 The permanent member appointed as per item 8.5.2 shall have, in addition to the same rights granted to other members of the Committee, the veto power with respect to SPE Opportunity's recommendations, as per item 8.5.1.2, for the non-renewal of the term of any CVRD's officers."

7. Replace item 12.1 which shall come into force with the following wording:

     "12.1 Any party may, at any time, require that the Company, through an independer auditor of the Company or CVRD, as the case may be, effectively inspect the respective books, records and other documents of the Company or of CVRD, being the books, records and other documents widely and fully made available to the demanding party, provided such demanding party bears all costs and burdens, taking the necessary steps to avoid disturbance of the Company's or of CVRD's operations or management."

8. Insert:

     "13.4 It is hereby not construed as transfer of SPE Opportunity Corporate Control the simultaneous occurrence up to the 25th calendar month counted from the Bid Settlement date of disposal of the majority of quotas issued by the Prime Fund to at least two Brazilian companies, and the redemption of said quotas (disposal and redemption hereinafter referred as "Redemption"), so that the acquiring company or companies become a direct shareholder or shareholders of the Company, provided the acquiring company or companies adhere to this Agreement with the intervention of its or their controlling shareholder(s).

     13.4.1 It is hereby understood as transfer of SPE Opportunity's corporate control (a) while Redemption does not occur, the disposal of any quotas of the Prime Funds, as well as, any quotas and/or equity interest ensuring that Sweet River Fund is SPE Opportunity's controlling shareholder; and (b) at any time, the disposal by the Opportunity Asset Management Inc. of a half plus one of the voting quotas issued by Sweet River Fund."

9. Replace Clause 26.1 which shall have the following wording:

     "26.1 Provided SPE Opportunity makes a capital contribution to the Company R$ 100,000,000.00 (one hundred million reais) up to the Bid Settlement date and while SPE Opportunity owns equity interest in the Company's capital stock in the percentage corresponding to, on the Bid Settlement date and after the Company's capital increases set forth in items 8.1 of the Investment Agreement and 3.12 of the Shareholders Agreement (the latter, if the case may be) a certain number of common shares of CVRD's capital in the amount of R$ 50,000,000.00 (fifty million reais) at the final price obtained at the Bid, SPE Opportunity is entitled to:

     (a) indicate one member of CVRD's Audit Committee, to be appointed at CVRD general meeting; and

     (b) indicate, every three years, a triple list of internationally renowned independent auditing firms, of which one shalf be mandatorily chosen by the Parties at Prior Meeting, as set forth in item 5.2 (s) for the subsequent three-year period

10. Insert:

     "26.1.1 After Redemption, and provided (a) SPE Opportunity makes a capital contribution of R$ 100,000,000.00 (one hundred million reais) to the Company before the Bid Settlement date and (b) SPE Opportunity owns, on the date of the respective appointment of the members of Board of Directors, equity interest in the Company's capital stock in the percentage corresponding to, on the Bid Settlement date and after the Company's capital increases set forth in items 8.1 of the Investment Agreement and 3.12 of the Shareholders' Agreement (the latter, if the case may be) a certain number of common shares of CVRD's capital in the amount of R$ 100,000,000.00 (one hundred million reais) at the final price obtained at the Bid, SPE Opportunity is entitled to appoint one of the members of the Company's Board of Directors and its respective substitute, and the criteria set forth under item 6.2 shall apply to the parties only, except for SPE Opportunity."

                                       II

The Parties hereto shall, within a maximum period of 60 days counted from the Settlement provide for the restatement of the Agreement, so as to encompass all provisions set forth herein, with the intervention of Banco Opportunity S.A., in the quality of manager of the Prime Fund that holds SPE Opportunity's corporate control.

                                       III

The other sections of the Shareholders' Agreement not amended hereby remain unchanged being expressively ratified by this Instrument, which becomes a integral part of the Shareholders' Agreement.

IN WITNESS WHEREOF, the parties hereto execute this Agreement in 4 (four) counterparts of equal content and form, in the presence of both undersigned witnesses.

                                          Rio de Janeiro, April 29, 1997.

                                          ELETRON S.A.
                                          Name (s)
                                          Title (s)


                                          LITEL PARTICIPACOES S.A.
                                          Name (s)
                                          Title (s)


                                          CSN STEEL CORP.
                                          Name (s)
                                          Title (s)


                                          SWEET RIVER INVESTMENT, LTD
                                          Name (s)
                                          Title (s)

                                          VALEPAR S.A.
                                          Name (s)
                                          Title (s)


                                          COMPANHIA SIDERURGICA NACIONAL
                                          Name (s)
                                          Title (s)


                                          NATIONSBANK CORPORATION
                                          Name (s)
                                          Title (s)


                                          BANCO OPPORTUNITY S.A.
                                          Name (s)
                                          Title (s)

Witnesses:


1.                                     2.
   -----------------------------          ----------------------------

                   TERMO ADITIVO AO INSTRUMENTO PARTICULAR DE
                      ACORDO DE ACIONISTAS DA VALEPAR S.A.

Assinam este instrumento:

I. LITEL PARTICIPACOES S.A., sociedade anonima, devidamente organizada e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Avenida Presidente Wilson, 231, 10 no. andar, parte, inscrita no CGC/MF sob o no. 00.743.065/0001-27, por seus representantes abaixo assinados ("SPE Fundacoes");

II. CSN STEEL CORP., sociedade devidamente organizada e validamente existente de acordo com as leis das Ilhas Cayman, com sede em Ugland House, PO Box 309, George Town, Cayman, ilhas Cayman, British West Indies, por seus representantes abaixo assinados ("SPE CSN");

III. SWEET RIVER INVESTMENTS, LTD., sociedade devidamente organizada e validamente existente de acordo com as leis das Ilhas Cayman, com sede em Ugland House, PO Box 309, George Town, Cayman, Ilhas Cayman, British West Indies, por seus representantes abaixo assinados ("SPE Nations"),

IV. ELETRON S.A. companhia aberta com sede na cidade do Rio de Janeiro na Avenida Presidente Wilson 231, 28 andar (parte) CGC/MF 00.514.998/0001-42, por seus representantes legais, doravante "SPE Opportunity";

(SPE Fundacoes, SPE CSN, SPE Nations e SPE Opportunity, individualmente referidas como "Parte" e conjuntamente referidas como "Partes"),

Como intervenientes:

V. VALEPAR S.A., sociedade anonima, devidamente organizada e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Rua Lauro Muller, 116, 36 no. andar, parte, inscrita no Cadastro Geral de Contribuintes do Ministerio da Fazenda sob o no. 01.772.413/0001-57, por seus representantes abaixo assinados, doravante simplesmente referida como "Companhia";

VI. COMPANHIA SIDERURGICA NACIONAL, sociedade anonima, devidamente organizada e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Cidade do Rio de Janeiro Estado do Rio de Janeiro, na Rua Lauro Muller no. 116, 36 no. andar, inscrita no CGC/MF sob o no. 33.042.730/0001-04, por seus representantes abaixo assinados, na qualidade de acionista titular da totalidade das acoes ordinarias do capital social da SPE CSN, doravante simplesmente referida como "CSN";

VII. NATIONSBANK CORPORATION, sociedade anonima, devidamente organizada e validamente existente de acordo com as leis do Estado da Carolina do Norte, Estados Unidos da America, com sede em 100 North Tryon St., Charlotte, North Carolina, Estados Unidos da America, controladora indireta da SPE Nations, atraves de sua subsidiaria Blue Ridge Investments L.L.C., por seus representantes abaixo assinados, doravante simplesmente referida como "NationsBank"; e

VIII. BANCO OPPORTUNITY S.A., instituicao financeira devidamente organizada e existente de acordo com as leis do Brasil, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Av. Presidente Wilson, 231, 28o. andar, por seus representantes legais controladora indireta da SPE Opportunity, doravante referida como "Opportunity";

CONSIDERANDO QUE:

..    As Partes, exceto a SPE Opportunity, assinaram, em 24.04.97, o Acordo de
     Acionistas da Valepar S.A. (o "Acordo"), por meio do qual ficaram regulados determinados aspectos de suas relacoes como acionistas da Valepar S.A. (a "Companhia"), conforme autoriza o artigo 118 da Lei no. 6.404, de 15 de dezembro de 1976;

..    A SPE Opportunity tornou-se Parte do Acordo, em 29.04.97, mediante a assinatura do respectivo termo de adesao; e

..    As Partes desejam alterar o Acordo, na forma abaixo.

Resolvem as Partes, como de fato e de direito resolvido tem, celebrar o presente Termo Aditivo ao Acordo de Acionistas da Valepar S.A., que sera regido pelas clausulas e condicoes adiante aduzidas:

l. Com relacao ao item 3.12 do Acordo de Acionistas, todas as Partes, exceto a SPE Fundacoes e SPE CSN, expressam neste ato sua irrevogavel aprovacao a adesao da INVESTVALE e/ou BNDESPAR ao Acordo, ficando pendente para a efetivacao da referida adesao, apenas a aprovacao da SPE Fundacoes e da SPE CSN.

2. As Partes resolvem alterar o item 5.2.3 do Acordo de Acionistas, que passara a ter a seguinte redacao:

"5.2.3. Na hipotese em que a SPE Fundacoes venha a alienar a INVESTVALE e/ou BNDESPAR ou qualquer destas venha a adquirir de qualquer Parte, no prazo de 60 (sessenta) dias contados da data do Leilao, acoes ou direitos de subscricao de acoes representativas do capital ordinario da VALEPAR, fica acertado que, a criterio da SPE Fundacoes e/ou da SPE CSN, o percentual indicado no item 5.2.1 acima podera ser elevado para 75% (setenta e cinco por cento) do total das Acoes Ordinarias Afetadas das Partes presentes a Reuniao Previa, computado conforme o item 5.1 acima."

Permanecem inalteradas as demais clausulas do Acordo nao alteradas por este Termo Aditivo, sendo as mesmas expressamente ratificadas neste instrumento, que passa a fazer parte integrante do Acordo.

Estando assim justo e contratado, assinam as Partes o presente instrumento em 4 (quatro) vias de igual teor e forma, na presenca das testemunhas abaixo assinadas.

                                       Rio de Janeiro, 30 de abril de 1997.

                                          LITEL PARTICIPACOES S.A


                                          Por:
                                               ---------------------------------
                                          Nome:
                                          Cargo:


                                          CSN STEEL CORP.


                                          Por:
                                               ---------------------------------
                                          Nome:
                                          Cargo:

Continuacao da pagina de assinaturas do Termo Aditivo ao Acordo de Investimento entre Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ, Fundacao Petrobras de Seguridade Social - Petros, Fundacao Cesp. Fundacao dos Economiarios Federais - Funcef, Companhia Siderurgica Nacional, e NationsBank Corporation, de abril de 1997.

                                          SWEET RIVER INVESTMENTS, LTD.


                                       Por:
                                          Nome:
                                          Cargo:


                                          ELETRON S.A.


                                       Por:
                                          Nome.
                                          Cargo:

Intervenientes:


                                          VALEPAR S.A.


                                       Por:
                                          Nome.
                                          Cargo:


                                          COMPANHIA SIDERURGICA NACIONAL


                                       Por
                                          Nome:
                                          Cargo:


                                          NATIONSBANK CORPORATION


                                       Por:
                                          Nome:
                                          Cargo:


                                          BANCO OPPORTUNITY S.A.


                                       Por:
                                          Nome:
                                          Cargo:

Testemunhas:


1.                                        2.
   ------------------------------------      -----------------------------------
Nome:                                     Nome:
CPF:                                      CPF:
Ident.:                                   Ident.:

                                                                FREE TRANSLATION
                                                                   APRIL 8, 2002

                      ADDENDUM TO THE PRIVATE INSTRUMENT OF
                     SHAREHOLDERS' AGREEMENT OF VALEPAR S.A.

The undersigned:

I. LITEL PARTICIPACOES S.A., a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Avenida Presidente Wilson , 231, 10th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Brazilian Federal Taxpayers' Register (CNPJ) under No. 00,743,065/0001-27, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE Fundacoes");

II. CSN STEEL CORP., a company duly organized and existing under the laws of Cayman Islands, with head offices at Ugland House, PO Box 309, George Town, Cayman, British West Indies, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE CSN");

III. SWEET RIVER INVESTMENTS, LTD., a company duly organized and existing under the laws of Cayman Islands, with head offices at Ugland House, PO Box 309, George Town Cayman, British West Indies, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE NATIONS");

IV. ELETRON S.A., a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Avenida Presidente Wilson, 231, 28th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Brazilian Federal Taxpayers Register (CNPJ) under No. 00,743,065/0001-27, herein represented by its undersigned legal representatives (hereinafter referred to as "SPE Opportunity");

(SPE Fundacoes, SPE CSN, SPE NATIONS and SPE Opportunity, individually referred to as "Party" and collectively as "Parties")

As Intervening Parties:

V. VALEPAR S.A., a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Rua Lauro Muller, 116, 36 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Brazilian Federal Taxpayers' Register (CNPJ) under No. 01,772,413/0001-57, herein represented by its undersigned legal representatives (hereinafter referred to as "Company");

VI. COMPANHIA SIDERURGICA NACIONAL, a company duly organized and existing under the laws of Republic Federative of Brazil, with head offices at Rua Lauro Muller, 116, 36 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Brazilian Federal Taxpayers' Register (CNPJ/MF) under No. 33,042,730/0001-04, herein represented by its undersigned legal representatives, and in the quality of shareholder holding of all common shares of SIDE CSN capital stock (hereinafter referred to as "CSN");

VII. NATIONSBANK CORPORATION, a company duly organized and existing under the laws of North Caroline, United States of America, with head offices at 100 North Tryon St, Charlotte, North Caroline, United States of America, part of the controlling group of SPE Nations, through its subsidiary Blue Ridge Investments L.L.C., herein represented by its undersigned legal representatives (hereinafter referred to as "NationsBank"); and

VIII. BANCO OPPORTUNITY S.A., a financial institution duly organized and existng under the laws of Republic Federative of Brazil, with head offices at Avenida Presidente Wilson, 231, 28 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, part of the controlling group of SPE Opportunity, herein represented by its undersigned legal representatives (hereinafter referred to as "Opportunity"),

WHEREAS:

..    The Parties, except for SPE Opportunity, executed on April 4, 1997, the
     Shareholdes' Agreement of Valepar S.A. (hereinafter referred to as the "Agreement"), by which certain aspects of the Parties' relationship as shareholders of Valepar S.A were regulated (hereinafter referred to as the "Company"), as permitted by article 118, of Law No. 6,404, as of December 15, 1976.

..    By virtue of the respective adhesion agreement, executed on April 29, 1997,
     SPE Opportunity became a Party to the Agreement; and

..    The Parties wish to amend the Agreement, as provided hereinbelow.

The Parties resolve, as they have in fact and lawfully resolved, to enter into this Addendum to the Private Instrument of Shareholders' Agreement of Valepar S.A, which shall be governed under the conditions and clauses described below.

1. Pursuant to item 3.12 of the Shareholders' Agreement and except for SPE Fundacoes and SPE CSN, all Parties hereby irrevocably approve the adhesion of INVESTVALE and/or BNDESPAR to the Agreement. This adhesion shall be fully effected upon approval of SPE Fundacoes and SPE CSN.

2. The Parties resolve to amend item 5.2.3. of the Shareholders' Agreement, which shall henceforth come into effect with the following wording:

"Within sixty (60) days as of the date of the Bid, if SPE Fundacoes disposes of shares or subscription rights to shares of the voting capital of Valepar, to INVESTVALE and/ or BNDESPAR or any of them wishes to acquire from any Party such shares or subscription rights, the percentage referred to in item 5.2.1. above shall, at SPE Fundacoes and/or SPE CSN sole discretion, be raised to 75% (seventy-five percent) of the common shares belonging to the Parties attending the Prior Meeting, calculated as set forth in item 5.1 above."

The remaining clauses of the Agreement, not expressly hereby amended, remain in full force, unamended and are by this instrument expressly ratified, which becomes an integral part of the Agreement.

IN WITNESS WHEREOF, the Parties execute this instrument in four (4) counterparts, of equal content and form, before the two (2) undersigned witnesses.

                         Rio de Janeiro, April 30, 1997

LITEL PARTICIPACOES S.A.


By:
Name:
Title:


CSN STEEL CORP.


By:
Name:
Title:


SWEET RIVER INVESTMENTS, LTD.


By:
Name:
Title:


ELETRON S.A.


By:
Name:
Title:

As Intervening Parties:

VALEPAR S.A.


By:
Name:
Title:


COMPANHIA SIDERURGICA NACIONAL


By:
Name:
Title:

NATIONSBANK CORPORATION LITEL PARTICIPACOES


By:
Name:
Title:


BANCO OPPORTUNITY S.A.


By:
Name:
Title:


WITNESSES:

1.
  ----------------------
Carlos Eduardo Reich
Individuals Taxpayers' Register (CPF) No. 633.270.906-56

2.
  ----------------------

                                 TERMO DE ADESAO

Pelo presente instrumento particular e na melhor forma de direito. (a) Bradesplan Participacoes S.A., companhia brasileira com sede na Cidade de Deus, Vila Yara, Osasco, Estado de Sao Paulo, inscrita no CNPJ sob o no. 61.782.769/0001-01; e (b) Opportunity Anafl Participacoes S.A., companhia brasileira com sede na Cidade do Rio de Janeiro, na Av. Presidente Wilson no. 231, 28 no. andar (parte), inscrita no CNPJ sob o no. 02.992.366/0001-10, vem pela presente, em carater declaratorio, aderir, para todos os efeitos legais, de modo incondicional, irretratavel e irrevogavel ao Acordo de Acionistas da Valepar S.A., sociedade anonima com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Rua Lauro Muller, no. 116, 36 no. andar (parte), inscrita no CNPJ sob o no. 01.772.413/0001-57, o qual foi assinado em 24 de abril de 1997, de acordo com os termos e condicoes previstos no Edital no. PND/A/01/97 e posteriormente objeto dos termos aditivos e termos de adesao a seguir relacionados (Acordo de Acionistas da Valepar S.A., termos aditivos e termos de adesao conjuntamente referidos por "ACORDO"), cujas copias ficam anexas a este instrumento, como se fossem partes originais do referido ACORDO:

1  - Instrumento Particular de Acordo de Acionistas da Valepar S.A., de
     24.04.97;
2 - Termo de Adesao ao Acordo de Acionistas da Valepar S.A., de 29.04.97; 3 - Termo Aditivo ao Instrumento particular de Acordo de Acionistas da
     Valepar S.A., de 30.04.97;
4  - Aditivo ao Acordo de Acionistas da Valepar S.A., de 14.05.97.

As demais partes abaixo assinadas manifestam, neste ato, sua inteira ciencia e concordancia a adesao da Bradesplan Participacoes S.A. e Opportunity Anafl Participacoes S.A., na qualidade de acionistas controladoras da Eletron S.A., ao referido ACORDO.

                       Rio de Janeiro, 28 de maio de 1999.

              [ Assinado ]                            [ Assinado ]
        Litel Participacoes S.A.                     CSN Steel Corp.

              [ Assinado ]                            [ Assinado ]
      Sweet River Investments, Ltd.          Companhia Siderurgica Nacional

              [ Assinado ]                            [ Assinado ]
         Nationsbank Corporation           Bndes Participacoes S.A. - BNDESPAR

              [ Assinado ]                            [ Assinado ]
              Eletron S.A.                Clube de Investmentos dos Empregados
                                                  da Vale - INVESTVALE

              [ Assinado ]                            [ Assinado ]
      Bradesplan Participacoes S.A.       Opportunity Anafi Participacoes S.A.

              [ Assinado ]                            [ Assinado ]
Uniao de Comercio e Participacoes Ltda.               Valetron S.A.

              [ Assinado ]                            [ Assinado ]
              Valepar S.A.                            Belapart S.A.

                                                                Free Translation

                               ADHESION INSTRUMENT

By this private instrument in the best legal form, (a) Bradesplan Participacoes S.A., a Brazilian corporation with its head office located in Cidade de Deus, Vila Yara, in the city of Osasco, state of Sao Paulo, enrolled with the National Taxpayer Register (CNPJ) under no. 61.782.769/0001-01; and (b) Opportunity Anafl Participacoes S.A., a Brazilian corporation with its head office located in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Presidente Wilson no. 231, 28th floor (part), enrolled with the National Taxpayer Register (CNPJ) under no. 02.992.36/0001-10, hereby declares unconditional, irreversible and irrevocable commitment, for all legal effects, to the Shareholders' Agreement of Valepar S.A., a corporation duly organized with its head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Lauro Muller, no. 116, 36th floor, enrolled with the National Taxpayer Register (CNPJ) under no. 01.772.413/0001-57, which was signed on April 24, 1997, in accordance with the terms and conditions established in the Invitation to Bid no. PND/A/01/97 and subsequently object of the following amendments and adhesion instruments (Shareholders' Agreement of Valepar S.A., Amendments and Adhesion Instruments, jointly referred to as "Agreement"), whose copies remain attached hereto, as if they were original parts of the referred "Agreement":

1-   Private Shareholders' Agreement of Valepar S.A., of 04/24/97;
2- Adhesion Instrument to the Shareholders' Agreement of Valepar S.A., of 04/29/97;
3- Additional Instrument to the Private Shareholders' Agreement of Valepar S.A., of 04/30/97; and
4-   Additional to the Shareholders' Agreement of Valepar S.A., of 05/14/97.

The other undersigned parties, declare hereby their full knowledge and agreement to the adherence of Bradesplan Participacoes S.A. and Opportunity Anafl Participacoes S.A. to the refereed "Agreement", in the capacity of controlling shareholders of Eletron S.A..

                          Rio de Janeiro, May 28, 1999.

       [ Signed ]                                         [ Signed ]
Litel Participacoes S.A.                                CSN Steel Corp.


       [ Signed ]                                         [ Signed ]
Sweet River Investments, Ltd.                   Companhia Siderurgica Nacional


       [ Signed ]                                         [ Signed ]
 Nationsbank Corporation                     Bndes Participacoes S.A. - BNDESPAR

       [ Signed ]                                         [ Signed ]
      Eletron S.A.                       Clube de Investmentos dos Empregados da
                                                     Vale - INVESTVALE


       [ Signed ]                                         [ Signed ]
Bradesplan Participacoes S.A.               Opportunity Anafi Participacoes S.A.


       [ Signed ]                                         [ Signed ]
Uniao de Comercio e Participacoes Ltda.                  Valetron S.A.


       [ Signed ]                                         [ Signed ]
      Valepar S.A.                                      Belapart S.A.

                                             Rio de Janeiro, 07 de marco de 2003

A

VALEPAR S.A.

Av. Graca Aranha, 26, 19 no. andar (parte)
Rio de Janeiro - RJ

At.  Diretor Presidente
     Fax: 21 3814 8810 / 3814 4493

     Diretor Juridico
     Fax: 21 3814 9921

E AOS DESTINATARIOS NA LISTA ANEXA

                                   NOTIFICACAO

Prezados Senhores,

LITELA PARTICIPACOES S.A., sociedade anonima devidamente constituida e validamente existente de acordo com as leis da Republica Federativa do Brasil, com sede na Rua da Assembleia, no. 100 - 17 no. andar, na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, inscrita no CNPJ/MF sob o no. 05.495.546/0001-84, neste ato representada na forma de seu Estatuto Social, informa que adquiriu, na presente data, 6.643.814 (seis milhoes, seiscentas e quarenta e tres mil e oitocentas e quatorze) acoes ordinarias de emissao da Valepar S.A. ofertadas pela Sweet River Investments Ltd. ("Acoes Valepar")

Ante o exposto e tendo em vista os termos do Instrumento Particular de Acordo de Acionistas da Valepar S.A. firmado em 24 de abril de 1997 e seus aditivos ("Acordo Valepar"), mais especificamente em obediencia ao disposto no item 3.8 do acordo em referencia, vimos pela presente NOTIFICACAO comunicar-lhes nossa adesao formal, incondicional e irrevogavel aos termos do Acordo Valepar.

                                 Atenciosamente,


     -----------------------------------------------------------------------
                            LITELA PARTICIPACOES S.A.

     Ricardo Carvalho Giambroni             Octavio Mauro Muniz Freire Alves
         Diretor Presidente                              Diretor

Interveniente:


     -----------------------------------------------------------------------
                            LITEL PARTICIPACOES S.A.

     Ricardo Carvalho Giambroni             Octavio Mauro Muniz Freire Alves

LISTA DE DESTINATARIOS

Sweet River Investments Limited                        Bank of America Corporation
At. Mr. Adrian Pope                                    General Counsel
Maples & Calder
Ugland House                                           100 North Tryon Street
PO Box 309                                             Charlotte, NC 28255 - USA
South Church Street, George Town
Grand Cayman, Cayman Islands                           Fax: 1 704 409 0342
British West Islands, British West Indies
Fax: 345 949 8080

Sweet River Investments Limited                        Eletron S.A.
Bank of America - Brasil S.A.                          Av. Brigadeiro Faria Lima, 3.064, 6 no. andar
Av. Brigadeiro Faria Lima, 1485, 7 no. andar           01451-000
Torre Norte, Sao Paulo - SP                            Sao Paulo - SP
01451-904                                              At. Diretor Presidente
Fax: 11 3038 4960                                      Fax: 11 3049 3935
At. Mr. Ian Robert Dubugras, Jr.

Babie Participacoes Ltda.                              Clube de Investimentos dos Empregados da Vale -
Av. Brigadeiro Faria Lima, 3.064, 6 no. andar          Investvale
01451-000                                              Av. Graca Aranha, n. no. 26, 1 no. e 19 no. andares
Sao Paulo - SP                                         20005-900
At. Diretor Presidente                                 Rio de Janeiro - RJ
Fax: 11 3049 3935                                      At. Diretor Presidente
                                                       Fax: 21 3814 4580 / 3814 4592 / 38144696

BNDES Participacoes S.A. - BNDESPar                    Opportunity Anafi Participacoes S.A.
Av. Republica do Chile, 100, 10 no. / 19 no. andares   Av. Presidente Wilson, 231, 28 no. andar
20031-170                                              20030-021
Rio de Janeiro - RJ                                    Rio de Janeiro - RJ
At. Diretor Presidente                                 At. Diretor Presidente
Fax: 21 2240 3890 / 2533 1538 / 3814 4696              Fax: 21 38043480

Banco Opportunity S.A.
Av. Presidente Wilson, 231, 28 no. andar
20030-021
Rio de Janeiro - RJ
At. Diretor Presidente
Fax: 21 3804 3480

                                                                Free Translation

                                                   Rio de Janeiro, March 7, 2003

To

VALEPAR S.A.

Av. Graca Aranha, 26, 19th floor
Rio de Janeiro - RJ

At.  Chief Executive Officer
     Fax: 21 3814 8810 / 3814 4493

     Legal Officer
     Fax: 21 3814 9921

AND TO THE ADDRESSEES ON THE ANNEX LIST

                                     NOTICE

Dear Sirs,

LITELA PARTICIPACOES S.A., a corporation duly organized and existing under the laws of Brazil, with its principal office located at Rua da Assembleia, 100, 17th floor, in the city of Rio de Janeiro, in the state of Rio de Janeiro, Brazil, enrolled with the National Taxpayer Register (CNPJ) under No. 05.495.546/0001-84, herein represented in accordance with its By-laws, notifies that has acquired, on the present date, 6.643.814 (six million, six hundred and forty three thousand and eight hundred and fourteen) common shares issued by Valepar S.A. offered by Sweet River Investments Ltd. ("Valepar Shares")

                                                                Free Translation

In view of the above mentioned and considering the terms of Valepar Shareholders' Agreement executed in April 24 of 1997 and its amendments ("Valepar Agreement"), specifically in accordance with the terms of clause 3.8 of such agreement, we hereby notify our formal, unconditional and irrevocable commitment to terms of the Valepar Agreement.

                                   Sincerely,


                                   [ Signed ]
          -------------------------------------------------------------
                            LITELA PARTICIPACOES S.A.

          Ricardo Carvalho Giambroni   Octavio Mauro Muniz Freire Alves
            Chief Executive Officer                 Officer

Intervening Party:


                                   [ Signed ]
          -------------------------------------------------------------
                            LITEL PARTICIPACOES S.A.

          Ricardo Carvalho Giambroni   Octavio Mauro Muniz Freire Alves

                                                                Free Translation

LIST OF ADDRESSEES

Sweet River Investments Limited                 Bank of America Corporation
Att. Mr. Adrian Pope                            General Counsel
Maples & Calder
Ugland House                                    100 North Tryon Street
PO Box 309                                      Charlotte, NC 28255 - USA
South Church Street, George Town
Grand Cayman, Cayman Islands                    Fax: 1 704 409 0342
British West Islands, British West Indies
Fax: 345 949 8080

Sweet River Investments Limited                 Eletron S.A.
Bank of America - Brasil S.A.                   Av. Brigadeiro Faria Lima, 3.064, 6th floor
Av. Brigadeiro Faria Lima, 1485, 7th floor      01451-000
Torre Norte, Sao Paulo - SP                     Sao Paulo - SP
01451-904                                       Att. Chief Executive Officer
Fax: 11 3038 4960                               Fax: 11 3049 3935
Att. Mr. Ian Robert Dubugras, Jr.

Babie Participacoes Ltda.                       Clube de Investimentos dos Empregados da Vale -
Av. Brigadeiro Faria Lima, 3.064, 6 no. floor   Investvale
01451-000                                       Av. Graca Aranha, 26, 1st  and 19th  floors
Sao Paulo - SP                                  20005-900
Att. Chief Executive Officer                    Rio de Janeiro - RJ
Fax: 11 3049 3935                               Att. Chief Executive Officer
                                                Fax: 21 3814 4580 / 3814 4592 / 38144696

BNDES Participacoes S.A. - BNDESPar             Opportunity Anafi Participacoes S.A.
Av. Republica do Chile, 100, 10th  / 19th       Av. Presidente Wilson, 231, 28th floor
floors 20031-170                                20030-021
Rio de Janeiro - RJ                             Rio de Janeiro - RJ
Att. Chief Executive Officer                    Att. Chief Executive Officer
Fax: 21 2240 3890 / 2533 1538 / 3814 4696       Fax: 21 38043480

Banco Opportunity S.A.
Av. Presidente Wilson, 231, 28th floor
20030-021
Rio de Janeiro - RJ
Att. Chief Executive Officer
Fax: 21 3804 3480